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Exhibit 99.D.1

        Description of New Zealand
Attachment to Form 18-K
January 2004

TABLE OF CONTENTS

TABLE OF CONTENTS	1
SUMMARY	2
SELECTED STATISTICAL AND FINANCIAL DATA	4
NEW ZEALAND	6
Area and Population	6
Form of Government	6
Social Framework	7
The Treaty of Waitangi	8
Foreign Relations and External Trade	8
Membership in International Economic Organisations	9
THE ECONOMY OF NEW ZEALAND: OVERVIEW	10
Introduction	10
Background	10
Recent Developments and Outlook	11
Fiscal Policy	12
Direct Public Debt	13
National Accounts	14
Prices and Costs	15
Labour Markets	16
INDUSTRIAL STRUCTURE AND PRINCIPAL ECONOMIC SECTORS	18
Primary Industries	18
Manufacturing	22
Operating Income of the Manufacturing Sector by Industry Group	23
Service Industries	23
EXTERNAL SECTOR	28
External Trade	28
Foreign Investment Policy	35
Balance of Payments	35
Foreign-Exchange Rates and Overseas Reserves	36
BANKING AND BUSINESS ENVIRONMENT	38
Supervision of the Financial Sector	38
Business Law Environment	39
MONETARY POLICY	41
Interest Rates and Money and Credit Aggregates	42
PUBLIC FINANCE AND FISCAL POLICY	44
Public Sector Financial System	44
Public Sector Financial Management	44
Current Fiscal Position and 2003 Budget	47
Taxation	50
GOVERNMENT ENTERPRISES	51
State-Owned Enterprises	51
Crown Entities	51
Performance of Government Enterprises	52
DIRECT PUBLIC DEBT(1)	54
Debt Management Objectives	54
Debt Record	54
Summary of Direct Public Debt	54
Direct Public Debt by Currency of Payment	55
Interest and Principal Requirements	56
TABLES AND SUPPLEMENTARY INFORMATION	58

SUMMARY

Introduction

        New Zealand is a parliamentary democracy situated in the South Pacific. It has a population of nearly 4 million in a country similar in size to Japan. New Zealand has a market economy with sizeable manufacturing and services sectors complementing a highly efficient export-oriented agricultural sector. Energy-based industries, forestry, mining, horticulture and tourism have expanded rapidly over the past two decades. Pastoral agriculture and commodity exports remain important to the country but the significance of the service sector relative to primary production and manufacturing continues to grow.

Economy

        Over the last two decades the New Zealand economy has changed from being one of the most regulated in the OECD to one of the most deregulated. The minority Labour-led Coalition Government elected in July 2002 aims to foster the transformation of New Zealand into a leading knowledge-based economy with high skills, high employment and high value-added production.

        The New Zealand economy grew strongly in the mid-1990s. Over the latter half of 1997 and early 1998, however, the economy slipped into recession with the twin "shocks" of the Asian economic downturn and a summer drought occurring at the same time as the economy was slowing. The fall in activity was short-lived with the economy recovering through the second half of 1998 and 1999. The economy grew 4% in calendar 1999 and 3.8% in 2000.

        In the context of global developments, the economy performed strongly in 2001, and growth accelerated in 2002 and became more broad-based. Economic growth eased in the first half of 2003 due to a number of temporary setbacks. These included travel disruptions and uncertainty due to the conflict in Iraq, the outbreak of Severe Acute Repiratory Syndrome (SARS) and the effect of dry weather on electricity production and farm output. Growth bounced back, however, in the September 2003 quarter with a quarterly growth rate of 1.5%. In annual average terms, economic growth was 3.9% in the year to September 2003. The main sources underlying growth over the past year were household and business spending with net exports contributing less to growth than in previous years.

        Household and business spending are likely to continue to be the main sources of GDP growth for several quarters, although their impetus is expected to lessen. The current momentum of household spending is being supported by relatively low interest rates, a strong labour market, rising house prices and migration. With export earnings expected to remain under pressure in the short run because of the higher exchange rate and also because it will take time for a global economic recovery to translate into increased demand for New Zealand's exports, growth is expected to moderate. Signs of improvement in the external sector are expected to appear in late 2004.

        Annual CPI inflation was 1.5% in the September 2003 quarter and is currently in the bottom half of the Reserve Bank of New Zealand's (RBNZ) target range of 1% to 3%. Inflation is expected to remain within the lower part of the band for the coming year. Tradeable inflation is expected to remain low due to the appreciation of the exchange rate, while non-tradeable inflation is likely to remain around current levels due to the strength of domestic demand.

        While New Zealand had been running current account deficits of 5% to 7% of GDP during the latter half of the 1990s, the current account deficit fell to 2.3% of GDP in the March 2002 year. Strong domestic demand and the rise in the exchange rate contributed to the current account deficit increasing to 4.6% of GDP in the September 2003 year. Over the last decade, New Zealand's current account deficit has predominantly been a story of payments to non-residents, who have built up substantial direct investment in New Zealand. While the trade balance has generally been in surplus, the deficit on the investment income balance has been equivalent to around 7% of GDP.

Macroeconomic Policy

        In the area of macroeconomic policy, the Reserve Bank Act (1989) and the Fiscal Responsibility Act (1994) continue to set the framework.

Monetary Policy

        The focus of monetary policy is on maintaining price stability. A Policy Targets Agreement between the Governor of the Reserve Bank and the Minister of Finance sets out the specific targets for maintaining price stability, while seeking to avoid unnecessary instability in output, interest rates and the exchange rate. The current Agreement was signed in September 2002 with the appointment of a new RBNZ Governor. The key changes to the Agreement were the increase in the price stability target floor to 1% (from 0% previously) while the price stability target ceiling remains unchanged at 3%, and a focus on inflation outcomes over the medium term. Overall, these changes to the Agreement do not substantially change the way monetary policy is conducted but add a little more flexibilty to allow greater stability of monetary policy outcomes over the medium term.

Fiscal Policy

        On the fiscal front, the 1990s saw a consolidation of the country's fiscal position with the Fiscal Responsibility Act ensuring that fiscal policy is prudent and transparent. The Government remains committed to maintaining a sound fiscal position.

        In 2002/03, a surplus on the Government operating balance of $1,966 million was achieved ($5,580 million once liability revaluation movements are excluded). This compares with a surplus of $2,391 million in 2001/02 and $1,358 million in 2000/01. An operating surplus of $6,092 million is forecast for 2003/04 (or $5,207 million once liability revaluation movements are excluded).

        The Government's fiscal policy approach is based on an assessment of the current state of government finances, the emergence of future spending pressures, particularly those associated with ageing, and the potential impact of shorter-term influences. At a summary level, the Government's fiscal approach is to:

  •
  run operating surpluses on average across the economic cycle sufficient to meet New Zealand Superannuation Fund contributions;

  •
  meet capital pressures and priorities; and

  •
  manage debt at prudent levels.

  •
  More formal objectives on key fiscal aggregates sit behind the summary statement.

Direct Public Debt

        At 30 June 2003, New Zealand's gross direct public debt was $38.2 billion, or 29.8% of estimated GDP. At the same date, public sector foreign-currency debt was $4.5 billion, and interest charges on foreign-currency debt were $217 million. The Government has no net foreign-currency debt.

SELECTED STATISTICAL AND FINANCIAL DATA

Statistical Data

	1999	2000	2001	2002	2003
	(dollar amounts in millions)
Gross Domestic Product at Current Prices(1)(2)	$101,938	$107,403	$113,875	$122,904	$127,769
Annual % Increase (Decrease) in Real GDP(1)(2)(3)	0.4%	4.9%	2.7%	3.3%	4.5%
Population (thousands)(4)	3,835.1	3,857.8	3,880.5	3,939.1	4,009.5
Unemployment Rate(5)	7.0%	6.2%	5.3%	5.2%	4.7%
Change in Consumer Price Index(6)	(0.4%)	2.0%	3.2%	2.8%	1.5%
Exchange Rate(7)	0.5327	0.4699	0.4148	0.4897	0.5809
90 day Bank Bill Rate(8)	4.74%	6.88%	5.82%	5.96%	5.23%
10 Year Government Loan Stock Rate(8)	6.51%	6.85%	6.63%	6.64%	5.23%
Terms of Trade Index(2)(9)	959	942	1057	982	1007
Current Account Deficit as a % of GDP(1)(2)	(4.3%)	(6.7%)	(4.1%)	(2.3%)	(4.0%)
Government Finance(10) Year ended 30 June	1998/99	1999/2000	2000/01	2001/02	2002/03	2003/04(11)
Total Revenue	41,985	41,557	45,506	49,979	57,027	59,522
Total Expenses	40,280	40,128	44,213	47,653	55,224	53,508
Miscellaneous Items	58	74	65	65	163	78
Operating Balance	1,763	1,503	1,358	2,391	1,966	6,092
% of GDP	1.7%	1.4%	1.2%	1.9%	1.5%	4.5%
OBERAC(12)	246	884	2,115	2,751	5,580	5,207
Crown Net Worth	6,022	8,583	11,463	18,820	23,781	29,920
Net Direct Domestic Borrowing	(190)	(1,027)	961	885	(973)	—
Net Direct Overseas Borrowing	(893)	(158)	(474)	(466)	1,381	—

Direct Public Debt
Internal Funded Debt	25,644.7	25,318.0	26,204.5	27,507.4	27,540.6	—
Internal Floating Debt	5,980.0	5,500.0	5,675.0	5,521.0	5,700.0	—
External Debt	5,810.1	6,575.8	6,518.5	5,120.3	4,997.4	—

Total Direct Public Debt	37,434.8	37,393.8	38,398.0	38,148.7	38,238.0	—

(1)
Year ended 31 March.

(2)
2003 data provisional. Prior years' data revised.

(3)
Production based—chain volume series expressed in 1995/96 prices. Base = 100.

(4)
June year.

(5)
June quarter, seasonally adjusted.

(6)
Annual percentage change, June quarter.

(7)
US$ per NZ$ monthly average for June.

(8)
June monthly average.

(9)
Year ended 30 June. Base: June quarter 2002 = 1000.

(10)
This table is prepared in accordance with New Zealand Generally Accepted Accounting Practice (GAAP).

(11)
2003/04 Budget revisions announced 18 December 2003.

(12)
Operating Balance Excluding Revaluations and Accounting Changes.

	2004 Budget	2003 Actual	2002 Actual	Variance Explanation
	$m	$m	$m
Operating balance	6,092	1,966	2,327
Add back valuation items
Net GSF valuation movement	(466)	1,752	436	Liability movement due to changes in long term discount rates.
ACC valuation movement	(419)	1,347	43	Liability movement due to changes in long term discount rates.
National Provident Fund (NPF) Crown guarantee	—	197	—	The NPF liability is revalued each year, depending on the level of assets held by NPF.
Physical assets' devaluations	—	269	—	Asset devaluations relating to Defence equipment, aircraft and the electricity distribution network. These are offset somewhat by recognition of conservation-related assets.
Other equity investment devaluations and currency exposure	—	49	(55)	Unrealised equity investment revaluations and associated currency exposure for long term investments.

OBERAC	5,207	5,580	2,751

Note:	The data in the above tables are presented in a standardised format to facilitate comparisons with previous years. In some cases, later data can be found in the relevant text or tables.

NEW ZEALAND

Area and Population

        New Zealand is situated in the South Pacific Ocean, 6,500 kilometres (4,000 miles) south-southwest of Hawaii and 1,900 kilometres (1,200 miles) to the east of Australia. With a land area of 268,000 square kilometres (103,000 square miles), it is similar in size to Japan or Britain. It is comprised of two main adjacent islands, the North Island and South Island, and a number of small outlying islands. Because these islands are widely dispersed, New Zealand has a relatively large exclusive maritime economic zone of 3.1 million nautical square kilometres.

        Over half of New Zealand's total land area is pasture and arable land, and more than a quarter is under forest cover, including 1.7 million hectares of planted production forest. It is predominantly mountainous and hilly, with 13% of the total area consisting of alpine terrain, including many peaks exceeding 3,000 metres (9,800 feet). Lakes and rivers cover 1% of the land. Most of the rivers are swift and seldom navigable, but many are valuable sources of hydro-electric power. The climate is temperate and relatively mild.

        New Zealand's resident population at 30 June 2003 is estimated at 4,009,580. With an estimated population of 1,291,000 people, the Greater Auckland Region is home to 32 out of every 100 New Zealanders and is the fastest growing region in the country.

        New Zealand has a highly urbanised population with around 72% of the resident population living in urban entities with 10,000 or more people. Over half of all New Zealanders live in the five main urban areas of Auckland (1,199,500), Hamilton (179,000), Wellington (363,400), Christchurch (343,700)and Dunedin (113,800).

        The population is heavily concentrated in the northern half of the North Island (52%), with the remaining population evenly spread between the southern half of the North Island (24.0%) and the South Island (24.0%).

Form of Government

        New Zealand is a sovereign state with a democratic parliamentary government based on the Westminster system. Its constitutional history dates back to the signing of the Treaty of Waitangi in 1840, when the indigenous Maori people ceded sovereignty over New Zealand to the British Queen. The New Zealand Constitution Act 1852 provided for the establishment of a Parliament with an elected House of Representatives. Universal suffrage was introduced in 1893. Like Canada and Australia, New Zealand has the British monarch as titular Head of State. The Queen is represented in New Zealand by the Governor-General, appointed by her on the advice of the New Zealand Government.

        As in the United Kingdom, constitutional practice in New Zealand is an accumulation of convention, precedent and tradition, and there is no single document that can be termed the New Zealand constitution. The Constitution Act 1986 has, however, updated, clarified and brought together in one piece of legislation the most important constitutional provisions that had been enacted in various statutes. It provides for a legislative body, an executive and administrative structure and specific protection for the judiciary.

        Legislative power is vested in Parliament, a unicameral body designated the House of Representatives. It currently has 120 members, who are elected for three-year terms through general elections at which all residents over 18 years of age are entitled to vote. Authority for raising revenue by taxation and for expenditure of public money must be granted by Parliament. Parliament also controls the Government by its power to pass a resolution of no confidence or to reject a Government proposal made a matter of confidence, in which event the Government would be expected to resign.

        The executive Government of New Zealand is carried out by the Executive Council. This is a formal body made up of the Cabinet and the Governor-General, who acts on the Cabinet's advice. The Cabinet itself consists of the Prime Minister and his/her Ministers, who must be chosen from among elected Members of Parliament. Each Minister supervises and is responsible for particular areas of Government administration. Collectively, the Cabinet is responsible for all decisions of the Government.

        As a result of a referendum held in conjunction with the 1993 election, New Zealand changed from a "First Past the Post" (FPP) system of electing Members of Parliament to a "Mixed Member Proportional" (MMP) system of proportional representation. MMP is similar to the German Federal system of election to the Lower House. Under MMP, the total number of seats each party has in Parliament is proportional to that party's share of the total list vote. Around half of all Members of Parliament are elected directly as electorate representatives as under the FPP system. The remaining members are chosen by the parties from party lists. This change was put in place for the 1996 election.

        At the last six general elections, the distribution of seats in Parliament among the principal parties was as follows:

	1987	1990	1993	1996	1999	2002
Labour Party	57	29	45	37	49	52
National Party	40	67	50	44	39	27
New Zealand First	—	—	2	17	5	13
Progressive Coalition (previously Alliance)	—	—	2	13	10	2
ACT	—	—	—	8	9	9
Green Party	—	—	—	—	7	9
United Future (previously United)	—	—	—	1	1	8
Other	—	1	—	—	—	—

TOTAL	97	97	99	120	120	120

        Following the general election in July 2002, seven political parties are represented in Parliament. The Labour Party and the Progressive Coalition formed a minority Coalition Government after the election. The United Future Party has pledged to support the Coalition on confidence and supply. An arrangement has also been reached with the Green Party for co-operation on a range of policy and legislative matters (excluding confidence and supply). The Right Honourable Helen Clark, the Leader of the Labour Party, is Prime Minister and the Honourable Michael Cullen, Deputy Leader of Labour, is Deputy Prime Minister.

        The judicial system in New Zealand is based on the British model. By convention and the Constitution Act 1986, the judiciary is independent from the executive.

Social Framework

        New Zealand has a high degree of social and political stability and a modern social welfare system which includes universal entitlement to primary and secondary education and subsidised access to health services for all residents. The population is mainly European with 80% of residents designating themselves as being of European descent, 14.7% as New Zealand Maori, 6.5% as Pacific Islanders, 6.6% as Asian and 0.7% as other. (Note: Census respondents are able to give multiple responses to ethnicity questions, hence the number of responses is greater than the total population). There is a high incidence of intermarriage among these groups. The majority of Europeans are of British descent, while the NZ Maori are of the same ethnic origin as the indigenous populations of Tahiti, Hawaii and several other Pacific Islands. In recent years there has been an increasing level of immigration from Asian countries.

        The principal social services financed by the Government are health and education, income support for low and middle income families, and a range of benefits and pensions, including New Zealand Superannuation and the unemployment, single parent, sickness and invalid benefits. The publicly-funded social services are augmented by privately-financed schools, health services, pension plans and philanthropic services.

The Treaty of Waitangi

        The Treaty of Waitangi is regarded as a founding document of New Zealand. First signed at Waitangi on 6 February 1840, the Treaty is an agreement between Maori and the British Crown and affirms for Maori their status as the indigenous people of New Zealand.

        The Treaty comprises three articles. The first grants to the Queen of England the right to "govern" New Zealand while the second article guarantees Maori possession of their lands, forests, fisheries and other resources. The third and final article gives Maori all the citizenship rights of British subjects. There are outstanding claims by Maori that the Crown has breached the Treaty, particularly the guarantees under the second article, which are for Maori and the Crown to resolve.

        Since 1992, the Government has developed processes and polices to enable the Crown and Maori to settle any Treaty of Waitangi claim relating to events before September 1992.

Foreign Relations and External Trade

        New Zealand foreign policy seeks to influence the international environment to promote New Zealand's interests and values, and to contribute to a stable, peaceful and prosperous world. It is thus a policy of constructive international engagement. In seeking to make its voice heard abroad, New Zealand aims to advance and protect both its security and prosperity interests.

        Trade is essential to New Zealand's economic prosperity. Exports of goods and services make up over 30% of New Zealand's GDP. New Zealand's interests are well diversified. Australia, North America, the European Union, and East Asia each take between 15% and 30% of New Zealand's exports. New Zealand remains reliant in exports of commodity-based products as a main source of export receipts and relies on imports of raw materials and capital equipment for industry.

        New Zealand is committed to a multi-track trade policy:

  •
  multilateral trade liberalisation through the World Trade Organisation (WTO);

  •
  regional co-operation and liberalisation through active membership of such fora as the Asia Pacific Economic Cooperation (APEC); and

  •
  bilateral trade arrangements such as the Closer Economic Relations (CER) agreement with Australia and the Pacific Three Agreement currently being negotiated between New Zealand, Singapore and Chile. Similar arrangements with other economies are being actively pursued.

  •
  There is also a focus on building regional relationships, such as through the Latin American strategy and the Seriously Asia programme.

        New Zealand remains committed to a reduction of world-wide trade barriers. Tariffs have been systematically reduced and quantitative controls on imported goods eliminated. Currently around 95% of goods come into New Zealand tariff free, including all goods from Least Developed Countries.

        New Zealand was active in laying the foundations for the Doha round of WTO negotiations. Agriculture and services are of prime importance to the New Zealand economy and agriculture in particular is central to the Doha negotiations. New Zealand will be working with other like-minded countries to reduce barriers to trade in goods and services and provide improved market access for New Zealand exporters.

        New Zealand, as a member of APEC, is committed to achieving APEC's goals of free trade and investment by 2010 for developed economies (2020 for developing economies). Asia-Pacific regional linkages remain at the core of New Zealand's political and economic interests. The countries of APEC take more than 70% of New Zealand's exports. They provide 70% of New Zealand's tourist visitors and 80% of New Zealand's investment.

Membership in International Economic Organisations

        New Zealand is a long-standing member of the Organisation for Economic Cooperation and Development (OECD), the International Monetary Fund (IMF), and the International Bank for Reconstruction and Development (World Bank).

        Other major international economic organisations of which New Zealand is an active member include the International Finance Corporation, the International Development Association, the Asian Development Bank and the European Bank for Reconstruction and Development. New Zealand is also a contracting party to the World Trade Organisation.

THE ECONOMY OF NEW ZEALAND: OVERVIEW

Introduction

        New Zealand has a mixed economy which operates on free market principles. It has sizable manufacturing and service sectors complementing a highly efficient agricultural sector. The economy is strongly trade-oriented, with exports of goods and services accounting for around 33% of total output.

Background

        New Zealand emerged from World War II with an expanding and successful agriculture-based economy. In the 1950s and 1960s, a period of sustained full employment, GDP grew at an average annual rate of 4%. Agricultural prices remained high, due in part to a boom in the wool industry during the Korean War. However, even during this period there were signs of weakness. In 1962, the Economic and Monetary Council advised the Government that between 1949 and 1960 New Zealand's productivity growth had been one of the lowest amongst the world's highest earning economies.

        In the late 1960s, faced with growing balance of payments problems, successive Governments sought to maintain New Zealand's high standard of living with increased levels of overseas borrowing and increasingly protective economic policies.

        Problems mounted for the New Zealand economy in the 1970s. Access into key world markets for agricultural commodities became increasingly difficult. The sharp rises in international oil prices in 1973 and 1974 coincided with falls in prices received for exports. As in many OECD countries, policies in New Zealand were principally aimed at maintaining a high level of economic activity and employment in the short term. High levels of protection of domestic industry had greatly undermined competitiveness and the economy's ability to adapt to the changing world environment. The combination of expansionary macro policies and industrial assistance led to macroeconomic imbalances, structural adjustment problems and a rapid rise in government indebtedness. After the next major shift in oil and commodity prices in 1979 and 1980, New Zealand's position deteriorated further.

        From around 1984 onwards, the direction of economic policy in New Zealand turned away from intervention toward the elimination of many forms of government assistance. On the macroeconomic level, policies have aimed at achieving low inflation and a sound fiscal position while microeconomic reforms have been intended to open the economy to competitive pressures and world prices.

        The reforms included the floating of the exchange rate; abolition of controls on capital movements; the ending of industry assistance; the removal of price controls; deregulation across a number of sectors of the economy; corporatisation and privatisation of state-owned assets; and labour market legislation aimed at facilitating more flexible patterns of wage bargaining.

The 1990s

        New Zealand's economic performance improved significantly over the 1990s. From mid-1991 the economy grew strongly, with particularly strong output growth from 1993 to 1996.

        The slowdown in key Asian trading partners during the latter part of 1997 and through 1998 took a toll on economic activity. Together with a drought that affected large parts of the country over the 1997/98 and 1998/99 summers, the "Asian crisis" caused the economy to contract over the three quarters to March 1998.

        In the following period, the economy experienced broad-based growth, including two periods of above average growth. The first began in second half of 1999 as the economy came out of recession with annual average growth peaking at around 5% in 2000. Economic growth slowed markedly over 2001 as some of the factors supporting growth in the prior period unwound. However, the economy regained momentum, with a combination of two good agricultural seasons, relatively high world prices for New Zealand's export commodities, a low exchange rate and a robust labour market contributing to strong income flows throughout the economy. Over the decade to the end of 2002, real GDP growth averaged 3.6%.

        Since the mid-1970s, New Zealand has consistently run a deficit on its external accounts. In the 1991-1994 period, the annual current account deficit was moderate, remaining in the range of around 3% to 4% of GDP. From the mid-1990s, the current account deficit increased, reaching approximately 7% of GDP in 1997 and again in 2000. The first dip was caused by the international income deficit increasing, while the second was due to a turnaround in the merchandise trade balance, which went from surplus to deficit. This investment income deficit reflects the servicing of the country's large net external liability position, which at 31 March 2003 stood at around 77% of GDP.

        New Zealand's strong banking system, sound fiscal position and floating exchange rate, together with the role of foreign direct investment in building up external liabilities, means that concerns about the size of the current account deficit needs to be kept in perspective. However, a large current account deficit does make any economy vulnerable to changes in financial market sentiment.

        Following a period of large and persistent fiscal deficits, New Zealand's fiscal position improved over the first part of the 1990s, assisted by fiscal consolidation and the economic recovery. In 1990/91, the country was running a fiscal deficit equivalent to nearly 3% of GDP. With the surplus recorded in 2002/03, New Zealand's fiscal position has now been in surplus for ten years.

Recent Developments and Outlook

        After a pause in growth over 2001 when growth slowed to around 2 1/2%, the economy accelerated over 2002 with calendar year annual average growth reaching 4.4%. More recently economic growth eased with quarterly growth of 0.7% and 0.3% being recorded for the March and June 2003 quarters respectively. This resulted in the economy growing 4.2% for the year to June 2003. September quarter growth of 1.5% illustrates that the economy has bounced back from a number of temporary setbacks earlier in the year. These included travel disruptions and uncertainty due to the conflict in Iraq, the outbreak of Severe Acute Respiratory Syndrome (SARS), and the effects of dry weather on electricity production and farm output.

        The main sources underlying growth over the last year were household and business spending, with net exports contributing less to growth than in previous years. Over the year to March 2004, the annual average rate of economic growth is expected to slow to just under 3%. Household and business spending are likely to continue to be the main sources of GDP growth for several quarters, although their impetus will begin to lessen. The current momentum of household spending is being supported by relatively low interest rates, the delayed effects of steady employment growth, rising house prices, and migration.

        Export earnings are expected to remain under pressure in the short run because of the higher exchange rate and because it will take time for a global economic recovery to translate into increased demand for New Zealand's exports. Signs of improvement in the external sector are expected to appear in late 2004. Given the balance of domestically-oriented spending and export revenue, the annual current account deficit is expected to exceed 5% of GDP by March 2004. Some rebalancing of the drivers of growth is expected as 2004 progresses, in line with slowing domestic demand growth and recovering exports.

        Annual CPI inflation is currently in the bottom half of the 1% to 3% band set by the Policy Targets Agreement, and is expected to remain within the lower part of the band for the coming year. Tradable inflation is expected to remain low due to the appreciation of the exchange rate, while non-tradable inflation will likely remain around current levels due to the strength of domestic demand.

        The risks and uncertainties around this outlook look to revolve around domestic or New Zealand specific factors. This is in contrast to the last few years when global developments were key. On the basis that the global recovery continues, household behaviour, particularly their resilience or vulnerability to shocks, will be an important driver of developments. The impact of the rise in the exchange rate is another key driver.

Fiscal Policy

Prudent Fiscal Management: The Fiscal Responsibility Act

        In 1994, the Government enacted the Fiscal Responsibility Act. The Act is intended to assist in achieving consistent good quality fiscal management over time. Good quality fiscal management should enable the Government to make a major contribution to the economic health of the country and be better positioned to provide a range of services on a sustained basis.

        The Act requires the Crown's financial reporting to be in accordance with New Zealand Generally Accepted Accounting Practice. The primary fiscal indicators are the operating balance, debt and net worth.

        The Fiscal Responsibility Act requires the Government to pursue its policy objectives in accordance with the principles of responsible fiscal management set out in the Act. These include:

  •
  reducing debt to prudent levels to provide a buffer against future adverse events;

  •
  maintaining, on average, operating balance once prudent debt levels are reached i.e., the Government is to live within its means over time, with some scope for flexibility through the business cycle;

  •
  achieving and maintaining levels of net worth to provide a buffer against adverse events;

  •
  managing the risks facing the Crown; and

  •
  pursuing policies that are consistent with a reasonable degree of predictability about the level and stability of future tax rates.

Key Fiscal Indicators

        Operating Balance:    Following a prolonged period of fiscal deficits, New Zealand achieved an operating balance surplus in 1993/94 and has remained in surplus since then. The initial improvement in the operating balance from 1993/94 onwards reflected a growing economy, increasing tax revenues and firm expense control. Subsequent reductions in the operating balance reflect two rounds of tax reductions, lower nominal economic growth over the 1997/98 year which reduced tax revenue growth, and changes in accounting policy. Operating balances have started to increase again from 2000, reflecting the current intention of building structural surpluses to assist in pre-funding future demographic pressures.

        Core Crown operating expenses have been reduced as a percentage of GDP from over 40% in 1992/93 to 32.4% in 2002/03. Expenses have been controlled with output budgeting, accrual reporting and decentralised cost management.

        In 2002/03, the operating balance was $2.0 billion. Operating surpluses are expected to continue over the forecast period. Forecasts for 2003/04, 2004/05, 2005/06, 2006/07 and 2007/08 are $6.1 billion, $6.3 billion, $5.8 billion, $5.9 billion and $6.2 billion respectively. Core Crown expenses as a percentage of GDP are expected to fall to around 31.1% by 2007/08.

        The operating balance result of $2.0 billion for 2002/03 includes liability valuation movements. If such valuation movements are excluded, the operating balance is $5.6 billion, reflecting a steady increase over the last three years.

        Net debt:    Net debt has fallen from 49% of GDP in 1992/93 to 13.0% in 2002/03. Debt repayments have been financed from operating surpluses and, prior to 2000, asset sales proceeds. Looking forward, net debt is projected to fall to around 8.1% of GDP by 2007/08. From 2002/03 onwards, it is assumed that surpluses will contribute to building up financial assets to begin pre-funding future superannuation costs rather than solely paying down debt. These assets do not form part of net debt. The cumulative contributions toward pre-funding (including ongoing revenue earned on the contributions) are estimated to reach around 9% of GDP in 2007/08.

        Net worth:    New worth increased from -$7.7 billion in 1992/93 to $9.9 billion in 1997/98. In 1998/99, net worth fell to around $6 billion. The fall reflected the recognition of the net future costs of already accepted ACC claims ($6.1 billion) partly offset by the $1.8 billion operating surplus. Net worth then increased steadily to $23.8 billion in 2002/03. This improvement reflects the ongoing operating surplus plus revaluations of physical assets. With forecast operating surpluses, net worth is projected to reach $54.2 billion in 2007/08.

Direct Public Debt

        Prior to March 1985, successive Governments had borrowed under a fixed exchange-rate regime to finance the balance of payments deficit. Since the adoption of a freely floating exchange-rate regime, Governments have undertaken new external borrowing only to rebuild the nation's external reserves and to meet refinancing needs.

        Direct public debt increased by a net amount of $89 million including swaps between 1 July 2002 and 30 June 2003. This increase consisted of a net increase in internal debt of $212 million and a net decrease in external debt of $123 million.

        The Government achieved its objective of zero net foreign-currency debt in September 1996 following the sale of Forestry Corporation of New Zealand for $1.6 billion.

        Government gross direct debt amounted to 29.8% of GDP in the year ended June 2003, down from 31.7% the previous year.

        The proceeds from the domestic bond programme will be used to finance maturing domestic term debt during 2003/04 and to pre-fund a portion of the forecast 2004/05 borrowing requirement.

National Accounts

        In the year to September 2003, the New Zealand economy recorded average annual growth of 3.9%. September quarter growth was 1.5% following a relatively weak result in the June quarter of 0.3% due in part to adverse climatic conditions and disruptions to international travel.

Gross Domestic Product and Gross National Expenditure

        The following table shows Gross Domestic Product and Gross National Expenditure in nominal terms for the last five March years:

Year ended 31 March	1999	2000	2001	2002	2003(1)
	(dollar amounts in millions)
Compensation of Employees	44,472	45,473	47,606	51,305	54,470
Net Operating Surplus	30,397	33,445	36,501	39,899	40,528
Consumption of Fixed Capital	13,877	14,328	15,294	16,344	17,202
Indirect Taxes	13,484	14,150	14,724	15,527	16,840
Less Subsidies	283	329	358	355	389

Expenditure on Gross Domestic Product	101,938	107,403	113,875	122,904	127,769
Final Consumption Expenditure
General Government	18,664	20,268	20,464	21,953	23,080
Private	63,107	65,667	68,439	71,869	76,509
Physical Increase in Stocks	122	1,373	1,242	1,919	731
Gross Fixed Capital Formation	19,713	21,068	21,541	23,481	25,521

Gross National Expenditure	101,605	108,377	111,685	119,222	125,841

Exports of Goods and services	30,468	33,488	41,442	43,595	41,836
Less Imports of Goods and Services	30,135	34,462	39,252	39,913	39,907
Expenditure on Gross Domestic Product	101,938	107,403	113,875	122,904	127,769
Real GDP(2)	105.4	110.5	113.5	117.2	122.5
Annual % increase in real GDP	0.4%	4.9%	2.7%	3.3%	4.5%

(1)
2003 data provisional. Prior years data revised.

(2)
Production based—chain-linked volume series expressed in 1995/96 prices. Base = 100.

Gross Domestic Product by Production Group(1)

        The following table shows Gross Domestic Product by major industries at constant 1995/96 prices:

Year ended 31 March	1999	2000	2001	2002	2003	2003 % of total
	(dollar amounts in millions)
Finance Insurance & Business Services, etc	24,792	25,300	25,938	26,866	27,868	24.6
Manufacturing	15,480	16,157	16,478	16,686	17,625	15.5
Personal & Community Services	11,775	12,205	12,674	13,568	13,961	12.3
Transport & Communication	8,590	9,459	10,331	10,994	11,546	10.2
Wholesale Trade	7,695	8,488	8,861	9,185	9,399	8.3
Retail, Accommodation, Restaurants	7,083	7,463	7,619	7,924	8,348	7.4
Agriculture	5,143	5,434	5,534	5,608	5,645	5.0
Construction	4,030	4,587	4,149	4,232	4,722	4.2
Govt Administration & Defence	4,177	4,155	4,244	4,313	4,467	3.9
Fishing, Forestry, Mining	2,840	2,931	3,001	3,045	3,197	2.8
Electricity Gas & Water	2,267	2,188	2,303	2,147	2,335	2.1
Gross Domestic Product	97,694	102,450	105,180	108,665	113,507	100.0
Primary Industries	7,983	8,370	8,540	8,656	8,837	7.8
Good Producing Industries	21,807	22,950	22,952	23,065	24,693	21.8
Services Industries	64,069	66,876	69,359	72,489	75,199	66.3

(1)
2003 data provisional. Prior years' data revised.

Prices and Costs

        New Zealand experienced a substantial improvement in inflation performance during the 1990s relative to previous decades. Annual inflation as measured by the Consumers Price Index (CPI) remained below 2% from the December 1991 quarter through to the September 1994 quarter before rising to around 4 1/2% in mid-1995 as the economy experienced rapid growth. Inflation subsequently bottomed at -0.5% in the year to September 1999 and then peaked at 4.0% at the end of 2000. Inflation has been trending downwards over 2003.

        Annual CPI inflation was 1.5% in the September 2003 quarter, the same as the June quarter result. Behind the headline number have been diverging trends between tradable and non-tradable inflation. The current strength in the domestic economy, particularly in the housing market, has resulted in an acceleration in non-tradable inflation which recorded an annual increase of 4.1% in the September 2003 quarter. In contrast, the current strength in the currency and discounting in international airline travel has resulted in declines in tradable inflation, which fell 0.9% in the September 2003 quarter.

        Other price measures reflect the current position of the economy. Producer price inflation has been negative recently reflecting the impact of the higher exchange rate and the declines seen in commodity prices. In contrast, wage increases have been accelerating at moderate rates reflecting the increasing tightness in the labour market.

        The following table shows on a quarterly basis the Terms of Trade Index, the Producers Price Index, the Consumers Price Index, and the Labour Cost Index and, in each case, the percentage change over the same quarter for the previous year.

Prices and Costs

		Terms of Trade(1)		Producers Price Index(2)(3)		Consumers Price Index(4)		Labour Cost Index(5)
1999	March	953	(3.2)	994	(0.2)	998	(0.1)	964	1.9
	June	959	(0.3)	1001	(0.2)	1000	(0.4)	966	1.5
	September	991	1.6	1016	1.3	1004	(0.5)	970	1.4
	December	958	(1.1)	1032	3.1	1006	0.5	974	1.6

2000	March	942	(1.2)	1046	5.2	1013	1.5	977	1.3
	June	956	(0.3)	1060	5.9	1020	2.0	983	1.8
	September	1005	1.4	1101	8.4	1034	3.0	985	1.5
	December	1001	4.5	1142	10.7	1046	4.0	990	1.6

2001	March	1057	12.2	1130	8.0	1044	3.1	995	1.8
	June	1045	9.3	1146	8.1	1053	3.2	1000	1.7
	September	1057	5.2	1169	6.2	1059	2.4	1005	2.0
	December	1034	3.3	1163	1.8	1065	1.8	1011	2.1

2002	March	1050	(0.7)	1162	2.8	1071	2.6	1016	2.1
	June	1000	(4.3)	1163	1.5	1082	2.8	1021	2.1
	September	982	(7.1)	1145	(2.1)	1087	2.6	1028	2.3
	December	971	(6.1)	1147	(1.4)	1094	2.7	1033	2.2

2003	March	996	(5.1)	1147	(1.3)	1098	2.5	1039	2.3
	June	1007	0.7	1141	(1.9)	1098	1.5	1044	2.3
	September	1004	2.2	1146	0.1	1103	1.5	1052	2.3

(1)
Base: June quarter 2002 = 1000.

(2)
Base: December quarter 1997 = 1000.

(3)
All industry inputs.

(4)
Base: June quarter 1999 = 1000.

(5)
All industry ordinary time salary and wage. Base: December quarter 1992 = 1000.

Labour Markets

        New Zealand has a decentralised labour market. Enterprise bargaining predominates in the negotiation of the terms and conditions of employment. The Employment Relations Act 2000 provides the statutory framework that supports the building of productive employment relationships. The legislation promotes collective bargaining in various ways, such as providing that only unions and employers can be parties to collective agreements, and giving employees the right to strike in pursuit of multi-employer contracts. It also requires the parties to employment relationships (unions, individual employees and employers) to deal with each other in good faith. At the same time, individual choice is protected, in terms of freedom of association and union membership and the choice of collective and individual employment agreements. The legislation promotes mediation to assist in the early resolution of workplace disputes.

        The Government has introduced amendments to strengthen the Act to ensure it is better able to achieve its key objectives of promoting good faith, collective bargaining and the effective resolution of employment relationship problems. The Employment Relations Law Reform Bill also provides protective measures for employees affected by the sale, transfer or contracting out of businesses.

Finally, it updates equal pay legislation to reflect the changes made to the employment relations framework.

        A set of minimum employment standards also underpins employment relationships and the more disadvantaged in the workforce. Legislation here includes the minimum Wage Act, the Equal Pay Act, the Holidays Act and the Parental Leave and Employment Protection Act.

        Employment growth has been strong over the past decade, with annual growth of between 2% and 3.5% since the second half of 2000. Full-time employment has grown at a similar rate. The labour force participation rate remains high at 66.6%, which, combined with strong working-age population growth, saw the labour force grow 1.5% in the year to September 2003. Unemployment has also continued to decline, from around the 6% to 8% range in the late 1990s, to around a 4 1/2% to 5 1/2% range over the past two years. The unemployment rate fell to a 16-year low of 4.4% in September 2003. In addition, the number of those unemployed for 27 weeks or more has been declining over the past decade. The last three years have seen a combination of job growth and labour productivity growth and, while wage growth has increased, it is not excessive. Industrial action has remained at historically low levels.

        Nevertheless, improvements in productivity growth need to be maintained if New Zealand is to improve its ranking amongst OECD countries. Growth depends on the ability of firms to move resources into more productive activities, and for productive new firms to replace less productive ones. From this perspective, New Zealand's relatively high rate of job turnover and of firm creation and destruction suggests that there is a relatively low level of regulatory and institutional impediments to employment, disinvestment and innovation. Attention continues to be given to building up skill levels in the workforce and to addressing skill shortages.

INDUSTRIAL STRUCTURE AND PRINCIPAL ECONOMIC SECTORS

Primary Industries

        The agricultural, horticultural, forestry, mining, energy and fishing industries play a fundamentally important role in New Zealand's economy, particularly in the export sector and in employment. Overall, the primary sector contributes over 50% of New Zealand's total export earnings.

Agriculture and Horticulture

        The agricultural sector, comprising the land, labour, capital and services involved in getting agricultural and horticultural products to the farm gate, constitutes around 6% of GDP. The manufacture of primary foods accounts for a further 2% of GDP. However, downstream activities, including transportation, rural financing and retailing, which are related to agricultural production also make important contributions to GDP.

        The importance that agriculture plays in the New Zealand economy was highlighted during the 1997/98 and 1998/99 summers, when drought conditions adversely affected agricultural production, dragging down export and GDP growth. During 2000/01 and 2001/02, climatic conditions were generally more favourable, resulting in record milk-solids production and record average lamb carcass weights. Despite dry climatic conditions over much of the country in early 2003 and a negative impact on total agricultural production, production recovered in late 2003.

        The changing makeup of pastoral based production over the past 10 years reflects the relative returns of different farming types. Sheep stock numbers have dropped dramatically in favour of dairy cows, beef cattle and deer.

        Horticultural crops have become increasingly important, with the principal crops being apples and kiwifruit. Other significant export crops include wine, onions, processed vegetables, squash and seeds. The value of horticultural exports is estimated to be around $2.0 billion for the year ended March 2003.

        The following table shows sales of the principal categories of agricultural products for the years indicated, and as a percentage of total sales for 2003.

Gross Agricultural Production(1)

	Year ended 31 March
	1999	2000	2001	2002	2003	2003 % of Total
	(dollar amounts in millions)
Dairy	3,205	3,625	5,028	6,182	4,685	29.2
Sheep meat	1,185	1,318	1,759	1,940	2,035	12.7
Cattle	1,270	1,537	1,834	2,139	1,902	11.9
Agricultural services	1,235	1,405	1,712	1,808	1,452	9.1
Sales of live animals	921	835	1,149	1,349	1,201	7.5
Fruit	922	910	1,091	1,175	1,154	7.2
Wool	604	619	693	664	736	4.6
Vegetables	682	621	648	712	723	4.5
Value of livestock change	37	183	365	272	605	3.8
Crops and seeds	329	332	335	402	418	2.6
Other horticulture	260	279	281	287	282	1.8
Non-farm income	208	193	194	220	226	1.4
Other farming	174	170	198	180	184	1.1
Pigs	129	129	147	167	163	1.0
Deer	152	147	206	205	148	0.9
Poultry/eggs	94	93	95	111	117	0.7

Total Gross Revenue	11,407	12,396	15,735	17,814	16,030	100.0
Less Intermediate Consumption	(6,222)	(6,296)	(7,670)	(8,388)	(8,062)

Agriculture Contribution to GDP	5,185	6,100	8,065	9,426	7,968

(1)
1999–2001 data provisional, 2002–2003 data estimated.

Forestry

        The forestry and logging sector grew 3.0% in the year to September 2003 (in real terms). Forestry and logging makes up around 1.4% of GDP and is the basis of an important export industry with more than 67% of wood from the planted production forests eventually being exported in a variety of forms, including logs, wood chips, sawn timber, panel products, pulp and paper and further manufactured wooden products including wooden furniture.

        For the year ended September 2003, the value of exports of forestry products was $2,981 million (f.o.b.), 10.4% of New Zealand's total merchandise exports. The largest markets for forestry exports are Japan and Australia. The Republic of Korea, the United States, China and Taiwan and a range of Asian countries are important developing markets. Forestry export volumes increased 1.0% in the year to September 2003, with weak prices suppressing production.

        New Zealand's climate and soils are well-suited to the growth of planted production forests. Planted production forests cover an area of 1.7 million hectares and produce 99% of the country's wood. Radiata pine, which makes up to 90% of the plantation estate, matures in 25 to 30 years, more than twice as fast as in its natural habitat of California. This species has had considerable research investment since it was introduced last century and has demonstrated its versatility for a wide range of uses.

        As at April 2003, about 27% of New Zealand's planted production forests were owned or managed by two major private sector forestry companies (Carter Holt Harvey Limited 18% and Timber Management Company 9%). Seven medium-sized forestry companies own a further 22% of forests.

Five percent of the forest area remains in central Government ownership. Three percent of this is mainly on land leased from Maori and is managed by the Ministry of Agriculture and Forestry. The other 2% is held through a State Owned Enterprise. Local authorities own a further 3% of the area while the balance (43%) is owned by a large number of private owners including Maori Trusts. However, the mix of forest ownership is changing. Most of the recent new planting has been carried out by investment syndicates and other small-scale private owners. There is also an active market in forests. For example, as at November 2003, forests managed by the Timber Management Company have been sold to a US-based investment company, while Fletcher Challenge Forests has recently signed an agreement to sell all its forests and related assets.

        New Zealand's total planted forest growing stock at 1 April 2002 was estimated as 390 million cubic metres. For the year ended 31 March 2003, a provisional estimate of 23.1 million cubic metres of wood were harvested from New Zealand production forests. Of this, 8.1 million cubic metres were exported as logs and the balance was manufactured into a range of products, including 4.3 million cubic metres of sawn timber; 1.4 million cubic metres of wood panels and 1.5 million tonnes of wood pulp (made from harvested logs plus residues from sawmills). The wood pulp was then exported as unprocessed pulp (771,000 tonnes) or manufactured into paper and paperboard (855,000 tonnes, including from recycled paper).

        Forecasts show that the current annual harvest of 23.1 million cubic metres could increase to 29 million cubic metres by 2010.

Fishing

        New Zealand has an Exclusive Economic Zone (EEZ) of 3.1 million nautical square kilometres supporting a wide variety of inshore fish, some large deep-water fin fish, squid and tuna.

        Fishing has developed into a major New Zealand industry and is now the fourth largest merchandise export earner. Fish and other seafood accounted for $1,127 million in export revenues in the year ended September 2003, about 3.9% of total merchandise exports.

        Approximately half of production is exported, the most important species being green-lipped mussels, hoki, mackerel, squid and tuna. Smaller volume but high value exports are rock lobster, abalone and orange roughy. The main export markets are the United States, Japan and Australia. New Zealand's unpolluted coastal waters are also well-suited to aquaculture. The main species farmed are Pacific oyster, green-lipped mussels and quinnat salmon.

        The New Zealand domestic fishing fleet has grown substantially in recent years and investment in processing capacity has increased accordingly. Foreign vessels under charter to New Zealand companies are used extensively.

        The conservation and management of the fisheries is based on a quota management system designed to protect the future sustainability of the fisheries while facilitating their optimum economic use. The system uses market forces, together with scientific assessments of fish stocks, to allocate fishing rights without arbitrarily restricting fishing methods. Within the quota management system, certain administrative functions, such as registration of quota sales and fishing vessels, have been devolved to the fishing industry. This allows for a greater level of partnership between the government and the fishing industry and enables the commercial sector to deliver administrative services according to their needs.

Energy and Minerals

        New Zealand has significant natural energy resources, with good reserves of coal, natural gas and oil/condensate, extensive geothermal fields, and a geography and climate which have supported substantial hydro-electric development. The main minerals mined, in addition to coal, are gold, silver, ironsands, various industrial minerals and gravel for construction.

        Programmes for the exploitation of New Zealand's energy resources were accelerated after the first oil shock in 1973. Oil and gas exploration was increased and energy conservation programmes were developed and promoted. As a result, New Zealand is able to supply a significant proportion of its energy requirements.

        Since 1984, the Government has separated its commercial activities from its policy and regulatory functions in the energy sector and has deregulated the previously controlled oil, gas and electricity markets. Notably franchise area restrictions have been removed, operations of electric supply authorities corporatised and information disclosure regimes introduced for the electricity and gas industries.

        Natural Gas:    Natural gas is currently produced in the Taranaki region of the North Island from the large offshore Maui field, and smaller onshore fields. There are three main groups of users of gas in New Zealand; electricity generation, petrochemical production and reticulation. In the year ended 31 March 2003, 41% of gas was used for electricity generation. Another 40% is used for petrochemicals, mostly by Methanex New Zealand Limited for the production of chemical methanol and for ammonia/urea production. The remaining 19% is reticulated in the North Island as a premium fuel. Gross natural gas production has averaged over 250 PJ per annum over the past few years but this is likely to reduce as the Maui field is depleted around 2007.

        Oil:    New Zealand's crude oil and condensate production was 1.37 million tonnes in the year ended 31 March 2003, of which 1.2 million tonnes were exported. Total crude petroleum imports were 4.6 million tonnes. Domestic gasoline production was 1.5 million tonnes, of which about 25% was premium unleaded petrol and 75% regular unleaded petrol. Domestic consumption of gasoline was 2.35 million tonnes. Total domestic consumption of gasoline, diesel, fuel oils and other fuel products was around 5.5 million tonnes.

        Coal:    Coal is New Zealand's most abundant energy resource with 8.6 billion tonnes potentially recoverable from 42 coalfields. Of this amount, 80% is lignite, located mainly in Southland, 15% is sub-bituminous, located mainly in the Waikato region south of Auckland, and 5% is bituminous, located mainly on the West Coast of the South Island. Lignite is used mainly for industrial fuel and sub-bituminous coal for industrial fuel, steel manufacture, electricity generation and domestic heating. Bituminous coal, which is typically very low ash, low sulphur coking coal, is mainly exported for metallurgical applications.

        Coal "reserves" refer to that portion of the coal resource that is known to be recoverable under current technological and economic conditions. Total measured coal reserves are approximately 15 billion tonnes. In 2003, total coal production was 4.5 million tonnes, of which approximately 1.9 million tonnes of coking coal were exported.

        Electricity:    In 1994 the Government commenced a process for the restructuring of the state-owned electricity sector to promote greater economic efficiency in the electricity generation, distribution and retail industries. This also involved requiring local power companies to separate the ownership and control of line businesses from their energy retailing and generation activity.

        As a result, the transmission and generation functions of the former State-Owned Enterprise (SOE), the Electricity Corporation of New Zealand (ECNZ), were separated, with a new SOE, Transpower, undertaking the transmission functions. The generation assets of ECNZ have since been further separated, with approximately a third being privatised and now operating as Contact Energy, and the remainder being split into three competing SOEs; Meridian Energy, Genesis Power and Mighty River Power.

        On 20 May 2003 the Government announced that an Electricity Commission would be established to govern the electricity industry. This was triggered by the failure of the electricity industry to establish a self-governance regime as envisaged by the Government. Government regulations and rules will replace the current trading arrangement. Regulation-making powers are also available in the Electricity Act 1992 (as amended in 2001) covering a broad range of other industry issues such as transmission pricing and investment.

        The Electricity Commission is also tasked with ensuring long-term security of electricity supply, primarily through the provision of dry-year reserve generation capacity. The Commission will be directed to ensure that electricity demand can be met in a "1 in 60" dry year without the need for national conservation campaigns. The Government has already contracted for a 155-megawatt reserve generation plant to be built before winter 2004.

        The three new electricity generation companies and Contact Energy have a combined total net capacity of about 7,000 MW and together generate about 80% of the nation's power. Private companies operating stand-alone power and cogeneration plants produced the rest. In the year ended 31 March 2002, hydro-electric power produced 56% of the total national electricity supply of 38,000 gigawatt hours (including cogeneration), thermal power (mostly gas with some coal use) generated 30%, geothermal 7.5% and the rest, including cogeneration, about 7%. There is a small (0.4%) but increasing amount of windpower generation.

Manufacturing

        September 2003, manufacturing sector output accounted for around 15% of real GDP. The proportion of the labour force employed in manufacturing was also around 15%.

        Manufacturing contributed significantly to economic growth in the 1990s. From the trough of the previous economic cycle in June 1991 through to June 2000, manufacturing output grew by 26%. Output grew particularly strongly in the 1992–1995 period but growth slowed in the latter half of the 1990s. In part, this is explained by the appreciation of the exchange rate over the 1994–1997 period but also resulted from the adverse impact of the Asian economic crisis, two consecutive droughts and a slowdown in trading partner growth, including the United States. Annual average growth slowed to 1–2% during much of 2001 and 2002 but lifted to just over 4% in the year to September 2003. Primary sector processing (food and forestry) makes up a significant proportion of the sector.

        Exports have been a primary driver of growth in the manufacturing sector over recent years. The performance of non-commodity manufactured exports has been especially impressive, averaging over 9% annually since 1990. An international focus by New Zealand manufacturers, combined with attention to marketing, design, reliability, customer responsiveness and cost, have been key factors in this success.

        The following table sets forth the sales of goods and services in the manufacturing sector for the five years ended 31 March 2003. It also shows the development of the manufacturing index for the same period.

Operating Income of the Manufacturing Sector by Industry Group

	Year to 31 March
	1999	2000	2001	2002	2003	2003 % of Total
	(dollar amount in millions)
Food
Meat and Dairy	11,583	12,371	15,435	16,671	16,058	24.6
Other food, beverages and tobacco	7,805	8,130	8,857	9,246	9,865	15.1
Petroleum, coal and chemical products	5,441	5,677	6,818	7,013	7,346	11.3
Wood and paper products	5,384	6,476	6,963	6,517	7,116	10.9
Metal products	4,998	5,385	5,541	5,927	6,154	9.4
Machinery and equipment	4,625	4,960	5,576	5,725	5,877	9.0
Printing, publishing and recorded media	3,400	3,333	3,530	3,613	3,392	5.2
Textile and apparel	2,490	2,624	2,830	2,945	3,070	4.7
Transport equipment	1,845	1,699	1,778	2,110	2,244	3.4
Non metallic mineral products	1,663	1,687	1,618	1,787	2,041	3.1
Furniture and other manufacturing	1,660	1,806	1,591	1,841	1,985	3.0

TOTAL	50,896	54,147	60,537	63,396	65,146	100.0

Manufacturing index(1)	97.1	101.4	103.4	104.7	110.6

(1)
Base: March quarter 1996 = 100.

Service Industries

        Service industries make up a large proportion of the economy, accounting for about two-thirds of GDP. The sector enjoyed strong growth in 1994/1995 with annual growth rates of about 5%. The sector slowed through 1997 and 1998 but still recorded growth of over 2% at a time when the economy as a whole slipped into recession. Growth subsequently rebounded to around 4.4% in the year to September 2000, 3.7% in the year to September 2001 and 4.5% in the year to September 2002, exceeding growth of the economy as a whole. In the year to September 2003, the service sector recorded annual average growth of 3.3%.

        Export related activities such as primary sector production and tourism play an important part in trends in this sector. Thus, growth was adversely affected through 1997 and 1998 as consecutive droughts caused a decline in primary production. In turn, the return to "normal" seasonal conditions helped contribute to the rebound in growth over 1999 and 2000. From the end of 1998, the sector has also been buoyed by a strengthening tourism industry, albeit one influenced by the events of 11 September 2001 and the outbreak of SARS in Asia in 2003, both of which led to temporary falls in tourist arrivals for several months.

        Within the service sector, retail and wholesale trade, restaurants and hotels comprise a major subcomponent, accounting for around one quarter of service sector activity. This subcomponent recorded annual average growth of 3.2% in the year to September 2001 and 3.9% in the year to September 2002. In the year to September 2003 growth was weaker at 2.6% with the downturn in tourist numbers associated with the outbreak of SARS in Asia and events in Iraq contributing factors.

        The transport and communications industries have been particularly strong performers over recent times and appeared to be somewhat immune to the 1997/98 economic slowdown. Annual average growth was particularly strong over 1999 and 2000, and peaked in the year to September 2000 at just under 12%. In part this reflects growth in the areas of cellular communications and internet services. Annual average growth has since slowed but remains solid with growth of 5.7% in the year to September 2002 and 5.3% in the year to September 2003.

        Growth in the financial and business services sector has generally been much more moderate than in most other service industries. Over recent years annual average growth rates picked up to just over 4% in 2002 after falling to 1% in 1998 and early 1999. In the year to September 2003 the financial and business services sector recorded growth of 3.1%.

Financial Services

        As of 30 June 2003, total assets of the banks registered in New Zealand amounted to $213 billion. Improved operating efficiency and a slight upward trend in interest margins contributed to strong profitability through 2002. At the same time, capital levels are comfortably above minimum requirements and non-performing loans are at historically low levels. The sector continues to be highly competitive, with a few banks operating in narrowly focused niche markets and maintaining pressure on the larger banks through fine pricing and low cost structures.

Transport

        Transport is a major component of economic activity in New Zealand. The country's transport system owes its characteristics, not only to New Zealand's dependence on external trade and remoteness from many of its trading partners, but also to its rugged terrain and scattered population and the division of the country into two main islands spanning 2,011 kilometres in length. As a result, the establishment of a comprehensive network of roads (around 92,000 kilometres) and railways (3,900 kilometres) linked to ports and airports has involved capital costs that are high in relation to the size of the population. However, the efficiency of the country's internal transport system has played a critical role in New Zealand's economic growth.

        Much of this transport infrastructure was developed and operated by government-owned monopolies. Over the past two decades, however, the transport sector has been systematically deregulated and legislative barriers to competition have been removed. Previously government-owned operations were corporatised and many have been sold.

        New Zealand has progressively moved to a safety audit and monitoring approach in regard to the regulation of the transport sector. The general effect of this move has been to shift more responsibility for safety onto transport operators and other participants in the transport sector.

        Roading:    The Government has recently made decisions that enable tolling schemes for new roads to be undertaken without specific legislation. The capital for these schemes can come from either the public funding body or from private providers in partnership with the Government. The Minister of Transport is responsible for ensuring that these schemes meet the objectives of the wider transport system. The legislative changes necessary to enact these initiatives were enacted in December 2003.

        Also in December 2003, the Government announced a package of measures aimed at addressing transport pressures in Auckland. The package includes increases in fuel taxes and road user charges, a government contribution, tolling of new roads and some use of debt towards financing new road construction. The Government will also consider the feasibility and desirability of tolling existing roads as part of this package. Supporting these funding measures are a set of governance and regulatory changes designed to integrate the planning and delivery of services in the Auckland region across all transport modes.

        Railways:    New Zealand's railway system connects all major population centres and includes three inter-island rail ferries. Until October 1990, the system was maintained and operated by the government's Railways Department. In September 1993, the core business was sold to a consortium of New Zealand and overseas interests and the system is now operated by Tranz Rail Holdings. The government has recently completed the purchase of the Auckland railway corridor from Tranz Rail to support regional initiatives to reduce traffic congestion. The Government is also in the process of purchasing the national rail network from Tranz Rail. The Government will own and operate the network infrastructure, with Tranz Rail continuing to provide freight services

        Shipping:    Around 90% of New Zealand's total international trade is carried by sea. The vast majority of this is carried by about 30 foreign companies.

        Benefits from the reform of New Zealand's port industry have been realised through corporatisation and privatisation of the ports and in lower stevedoring costs stemming from receptiveness to new technology, changes in conditions of employment and reduced manning levels. The number of waterside workers is estimated to have reduced by almost 60% following the implementation of reform legislation in May 1988. Ship turnaround times reduced sharply and exporters have been able to negotiate lower freight rates.

        Foreign vessels are permitted to compete on the previously regulated coastal and trans-Tasman routes. This has provided further benefits for the economy, particularly through reducing transport costs and increasing the choice of coastal transport services for the manufacturing and agricultural sectors.

        Civil Aviation:    New Zealand is one of the most aviation-oriented nations in the world. In a population of just over 4 million, there are more than 8,600 pilots and 3,300 aircraft. Large aircraft are used for international and domestic freight and passenger transport. Light aircraft, including helicopters, are used extensively in agriculture, tourism and for scheduled services on provincial routes.

        Since 1983, domestic air services have been effectively deregulated. In 1986, the overseas investment restrictions on foreign ownership of New Zealand airlines were lifted. New Zealand's three major international airports and a number of provincial airports have been progressively restructured as limited liability companies. In 1998, the Government's shares in Auckland and Wellington International Airports and a number of provincial airports were sold.

        Efficient international air services are vitally important to New Zealand. Accordingly, New Zealand seeks to conclude with other countries the most liberal and flexible air services arrangements possible. Since 1985, New Zealand's policy has been to encourage its negotiating partners in bilateral air services negotiations towards mutual liberalisation, thereby increasing the opportunity for competition in existing and potential markets. New Zealand's international air services agreements are regarded as being among the most liberal in the world.

        Around 20 international airlines, including Air New Zealand, link New Zealand with the rest of the world with both freight and passenger services. Other foreign airlines serve New Zealand on a code-share basis. International flights operate from a number of international airports, of which Auckland, Wellington and Christchurch are the most significant. Hamilton, Palmerston North, Queenstown and Dunedin are secondary airports used for some international flights, mainly trans-Tasman.

        Air New Zealand and Qantas New Zealand are the largest domestic operators of scheduled services, while a number of smaller operators compete on predominantly provincial routes.

        In September 2001, Air New Zealand placed its subsidiary Ansett into voluntary administration. This, together with the impact of the events of 11 September, placed Air New Zealand under severe financial distress. Faced with these circumstances, the New Zealand Government announced a rescue package for Air New Zealand. The Government subscribed for new equity in Air New Zealand valued at $885 million, providing it with an 82% stake in the airline. Air New Zealand continues to be a publicly listed company on the New Zealand Stock Exchange. The Government has committed to provide further funding of $150 million if required. It has also indicated that it might consider bringing in a strategic partner in the future.

        On 23 November 2002, Air New Zealand and Qantas Airways Limited announced that they had reached agreement for Qantas to purchase a 22.5% equity share of Air New Zealand. This proposal is subject to regulatory and shareholder approval in both New Zealand and Australia. Both the New Zealand Commerce Commission and the Australian merger control authority (ACCC) have declined approval for this arrangement. Air New Zealand and Qantas are appealing these decisions.

Tourism

        Tourism is one of the largest single sources of foreign-exchange revenue and a major growth industry in New Zealand. In the year to 31 December 2002, foreign-exchange earnings of $6.1 billion were generated from international visitors (excluding New Zealand's share of international airfare payments). This was an increase of 17% on earnings in the same period the previous year. The country's scenery, natural environment and a range of outdoor activities make New Zealand a popular tourist destination.

        Australia is New Zealand's closest market and by far the largest source of visitor arrivals at 670,000 (33% of the total) in the year ending 30 September 2003. The next largest markets are the United Kingdom (255,000, 12% of the total), the United States (207,000; 10% of the total) and Japan (157,000, 8% of the total).

        Arrivals from Asian markets, which had previously been growing strongly, were affected negatively by the region's 1997/98 economic crisis and arrivals from some countries, including Korea and Taiwan, are still down on the levels that existed before the crisis. Other countries, notably China, Japan, the Republic of Korea, Singapore and Thailand, have shown a resurgence of strong growth. China (65,000 arrivals) and Singapore (31,000 arrivals) have already surpassed their 1997 arrival numbers in the year to September 2003, with short-term student arrivals contributing to the lift in Chinese visitor arrivals. The Republic of Korea (112,000 arrivals) continued to recover rapidly leading up to 2003, but has some way to go to return to pre-crisis levels of 125,000 visitors.

        The outbreak of SARS in mid-2003 and the uncertainty associated with the war in Iraq had a negative but temporary impact on visitor arrivals from some countries during the first half of 2003. Visitor arrivals have recovered strongly since the end of the SARS outbreak.

Communications

        New Zealand was the first country to open its entire telecommunications market to competitive entry in 1989. Telecom New Zealand was privatised in August 1990 and today all major competitors are privately owned. Local business services are provided by Telecom New Zealand, Telstra Clear, Woosh (formerly Walker Wireless), Ihug and others. In competition with Telecom New Zealand, Telstra Saturn has a residential hybrid fibre-coaxial network in Wellington and Christchurch. Other residential telecommunications options are emerging. Latest figures show there are at least sixteen national and international call service providers. Telecom New Zealand and Vodafone currently provide cellular services, and there are indications that a third firm may enter the market.

        New Zealand's internet access prices tend to be lower than the OECD average. These low costs have encouraged a high uptake of internet access among New Zealand residential users. New Zealand is ranked very highly among OECD countries in terms of Internet hosts per 1000 inhabitants and secure servers per one million inhabitants.

        The Telecommunications Act 2001 established a Telecommunications Commissioner within the Commerce Commission to resolve disputes over access to certain regulated services provided by Telecom New Zealand and allocate the costs of the Telecommunications Service Obligation (TSO). The Commissioner was also required to make a recommendation on whether the local loop and public data networks should be unbundled. The Commissioner has issued an interim determination setting prices for the interconnection and wholesale services provided by Telecom to Telstra Clear, a draft determination on the level and allocation of TSO costs and a draft report recommending unbundling of the local loop and public data networks.

        Prior to 1998, most postal services were provided by New Zealand Post Limited, a commercially-run State-Owned Enterprise. In 1998, the Government enacted the Postal Services Act removing New Zealand Post's statutory monopoly for the delivery of standard letters from 1 April 1998. As a result, there are now a number of registered postal operators in the standard letters market offering a range of new postal services and prices. It is expected that there will be continued growing competition as a result of the deregulation and on-going substitution to electronic forms of communication. However, New Zealand Post still expects to earn profits and maintain high service delivery standards while matching their competitors across a wide range of services.

        In addition, New Zealand Post used its existing retail network to expand into retail banking in 2002. New Zealand Post did not have the resources to fund the establishment of the bank itself, so the Government made a one-off investment of $78.2 million in New Zealand Post to fund the establishment expenses and capital expenditure involved, and to ensure there was sufficient capital to meet Reserve Bank requirements. However, the Government neither guarantees the bank nor subsidises its on-going operations.

        Two major national radio networks are provided by Radio New Zealand Limited, a Crown entity. There are numerous private radio stations. Television New Zealand Limited (TVNZ), the state-owned television broadcaster and transmission network provider, is a Crown Company with a Charter that sets broad objectives for programme content. TVNZ provides two national free-to-air television channels. Private television operators, including CanWest and Prime, provide a number of other national and regional channels. Digital and analogue pay TV services are available from satellite and, in some areas, cable delivery platforms.

        There are five major daily metropolitan newspapers in the main centres and numerous provincial and community newspapers, all of which are privately owned. In addition there are two national weekly business papers, a number of wire services and a growing number of internet news services.

EXTERNAL SECTOR

External Trade

        External trade is of fundamental importance to New Zealand. Primary sector based exports and commodities remain important sources of the country's export receipts, while exports of services and manufactured products continue to increase. This, together with a reliance on imports of raw materials and capital equipment for industry, makes New Zealand strongly trade-oriented.

Merchandise Trade

        After recording a surplus of $520 million in the year to June 2002, the annual merchandise trade balance has deteroriated over 2003, to stand at a deficit of $3,229 million in the year to September 2003. Merchandise goods export values fell 7.7% in the year ended 30 September 2003 to $28.7 billion, due to a combination of a decline in the world prices of some New Zealand commodities and an appreciation of the exchange rate, with the TWI 15.4% higher in September 2003 than one year earlier. The value of merchandise goods imports grew by 0.4% to $31.9 billion, with strong growth in import volumes on the back of strong domestic demand, more than offsetting the impact of the appreciation of the exchange rate.

        The following table records the total value of exports and imports of goods since 1999.

Balance of External Merchanise Trade

Year ended 30 September	Exports (FOB)(1)	Imports (CIF)	Balance Of Trade	Exports as a % of Imports
	(dollar amounts in millions)
1999	22,582	24,248	(1,667)	93.1
2000	26,111	29,193	(3,082)	89.4
2001	32,000	31,927	73	100.2
2002	32,333	31,811	522	101.6
2003	29,291	32,161	(2,869)	91.1

(1)
Includes re-exports

Trade in Services

        Trade in services is dominated by tourist flows. Services exports recorded double digit growth over 1999 and 2000. Growth slowed in late 2001, with visitor arrivals falling after the events of 11 September 2001. Growth subsequently recovered as visitor arrivals bounced back, before another sharp decline in arrivals in the early part of 2003 as a result of SARS and the war in Iraq. This decline was short-lived and for the year to September visitor arrivals were up 3.6%. Services exports as a whole increased 1.2% in the year to September 2003.

        Reflecting the growing importance of tourism, the services balance recorded in the Balance of Payments has improved from a deficit of $1,327 million in the year to 30 June 1998 to a surplus of $1,044 million in the year to September 2003.

Terms of Trade

        The terms of trade index was 2.2% higher in September 2003 compared with the same quarter in 2002. Export prices fell 9.6% compared with the same quarter in 2002, while import prices fell 11.4%.

Terms of Trade

		Export Prices Index(1)		Import Prices Index(1)		Terms of Trade Index(1)
			%		%		%
1999	March	832	(0.6)	873	2.7	953	(3.2)
	June	843	0.4	879	0.7	959	(0.3)
	September	871	1.5	878	(0.2)	991	1.6
	December	888	4.3	927	5.6	958	(1.1)

2000	March	914	9.9	971	11.2	942	(1.2)
	June	952	12.9	996	13.3	956	(0.3)
	September	1053	20.9	1047	19.2	1005	1.4
	December	1129	27.1	1128	21.7	1001	4.5

2001	March	1102	20.6	1043	7.4	1057	12.2
	June	1113	16.9	1066	7.0	1045	9.3
	September	1106	5.0	1046	(0.1)	1057	5.2
	December	1086	(3.8)	1050	(6.9)	1034	3.3

2002	March	1063	(3.5)	1013	(2.9)	1050	(0.7)
	June	1000	(10.2)	1000	(6.2)	1000	(4.3)
	September	962	(13.0)	979	(6.4)	982	(7.1)
	December	925	(14.8)	953	(9.2)	971	(6.1)

2003	March	898	(15.5)	901	(11.1)	996	(5.1)
	June	886	(11.4)	880	(12.0)	1007	0.7
	September	870	(9.6)	867	(11.4)	1004	2.2

(1)
Base: June 2002 = 1000.

Composition of Merchandise Exports and Imports

        The agricultural sector is highly efficient and has steadily increased the value-added component in agricultural exports. Agricultural exports are an important source of export income for the New Zealand economy. Meat and dairy products are the most important agricultural exports—together they accounted for around 30% of total merchandise export volumes in the year ended 30 September 2003.

        The manufacturing sector has been a major source of export growth and diversification over the past decade. Volumes of non-commodity manufactured exports have grown an average of around 8% annually since 1990 and now account for around 25% of total merchandise export volumes. The Closer Economic Relations agreement with Australia has contributed to a successful expansion by manufacturers into that market. A focus on design, reliability and cost is also seeing manufacturers make inroads into other markets, particularly Asia and the United States. Despite New Zealand's geographical position, it now exports a range of manufactured goods, including plastic goods, carpets and textiles, wines and high-tech computer equipment to countries throughout the world.

        As New Zealand has become more internationally oriented, imports have played a larger role in the economy. In real terms, imports have increased by over 90% since 1990.

        The following tables show the dollar amounts and percentage distribution of New Zealand's major exports and imports.

Composition of Principal Merchandise Exports

	Year ended 30 June
	1999	2000	2001	2002	2003	2003 % of total
	(dollar amount in millions)
Dairy Produce etc	3,787	3,895	5,789	5,891	4,679	16.0
Meat and edible meat offal	2,836	3,379	4,182	4,429	4,111	14.0
Wood and articles of wood	1,498	2,023	2,191	2,377	2,385	8.1
Fish, crustaceans and molluscs	1,167	1,214	1,353	1,387	1,203	4.1
Mechanical machinery	848	945	1,069	1,133	1,128	3.8
Fruit	1,062	972	1,043	1,158	1,031	3.5
Aluminium and articles thereof	956	1,114	1,293	1,175	978	3.3
Casein and caseinate	764	806	1,213	1,173	959	3.3
Wool and other animal fibres	743	802	886	824	801	2.7
Electrical machinery	633	766	933	827	786	2.7
Raw hides and skins	535	557	843	750	631	2.2
Iron and steel	445	496	507	515	567	1.9
Mineral fuels	453	674	886	595	524	1.8
Wood pulp	385	636	643	548	461	1.6
Vegetables	389	366	449	448	418	1.4
Plastics and articles thereof	296	341	393	408	387	1.3
Paper and paper product	536	632	696	685	363	1.2
Precious stones, metals & jewellery	195	227	266	297	280	1.0
All other commodities	4,256	5,032	6,350	6,493	6,550	22.4

TOTAL NEW ZEALAND PRODUCE	21,784	24,876	30,986	31,112	28,242	96.4%

Re-exports	798	1,235	1,014	1,220	1,050	3.6%

Total Merchandise Exports F.O.B.	22,582	26,111	32,000	32,332	29,291	100.0%

Composition of Principal Merchandise Imports

	Year Ended 30 June
	1999	2000	2001	2002	2003	2003 % of total
	(dollar amount in millions)
Vehicles	2,698	3,292	3,384	4,041	4,613	15.3
Mechanical Machinery	3,299	3,651	3,936	4,184	4,149	13.8
Mineral fuels	1,226	2,169	3,263	2,670	2,912	9.7
Electrical machinery	2,428	2,834	3,273	2,711	2,601	8.6
Plastic and articles thereof	902	1,093	1,227	1,208	1,181	3.9
Optical, photographic, etc	737	819	952	955	936	3.1
Paper and paperboard	664	761	834	856	853	2.8
Aircraft	798	1,493	877	823	798	2.6
Pharmaceutical products	661	703	757	740	725	2.4
Apparel and clothing accessories: not knitted	439	526	602	586	601	2.0
Iron or steel articles	325	372	416	454	457	1.5
Iron and steel	338	428	443	478	434	1.4
Apparel and clothing accessories: knitted	334	399	458	429	408	1.4
Toys, games and sports requisites	270	297	358	355	389	1.3
Printed books, newspapers, etc	366	385	399	362	364	1.2
Rubber and articles thereof	287	309	348	374	363	1.2
Chemical products n.e.s	332	339	366	412	361	1.2
Organic chemicals	285	318	369	350	295	1.0
Ships and boats	358	691	241	120	180	0.6
Inorganic chemicals	177	186	200	205	158	0.5
All other commodities	5,662	6,395	7,179	7,463	7,382	24.5

TOTAL MERCHANDISE IMPORTS VFD	22,584	27,460	29,885	29,776	30,161	100

CIF Value	24,248	29,193	31,927	31,811	32,161

Geographic Distribution of External Trade

        New Zealand's trading relationships are becoming increasingly based around Pacific Rim countries. New Zealand's three largest export markets—Australia, Japan and the United States—account for 47% of New Zealand's exports and 47% of imports in the year ended 30 September 2003.

        The APEC countries accounted for around 72% of New Zealand's total merchandise exports in the year to 30 September 2003. These markets also provide over 70% of New Zealand's imports.

Geographic Distribution of Exports(1)

	1999	2000	2001	2002	2003	2003 % of total
	(dollar amount in millions)
Australia	4,857	5,528	6,083	6,326	6,050	20.7
United States	2,995	3,733	4,651	4,922	4,366	14.9
Japan	2,894	3,382	4,314	3,732	3,354	11.5
China, Peoples Republic of	626	766	1,126	1,434	1,457	5.0
United Kingdom	1,326	1,542	1,538	1,580	1,361	4.6
Korea, Republic of	886	1,180	1,386	1,466	1,178	4.0
Germany	624	646	843	828	855	2.9
Taiwan	533	664	730	711	667	2.3
Belgium	486	426	522	551	651	2.2
Canada	294	332	582	691	605	2.1
Hong Kong	539	711	848	698	582	2.0
Malaysia	425	491	690	648	564	1.9
Philippines	281	316	503	525	490	1.7
Italy	394	426	587	492	452	1.5
Indonesia	197	385	559	524	400	1.4
Singapore	363	481	430	397	347	1.2
Thailand	238	287	389	398	325	1.1
Other countries	4,623	4,817	6,218	6,409	5,587	19.1

Total	22,582	26,111	32,000	32,332	29,291	100.0

(1)
FOB value. Including re-exports.

Geographic Distribution of Imports(1)

	1999	2000	2001	2002	2003	2003 % of total
	(dollar amount in millions)
Australia	5,079	6,543	6,660	6,808	6,967	23.0
United States	4,044	4,885	5,026	4,536	4,147	13.7
Japan	2,771	3,190	3,170	3,326	3,563	11.7
United Kingdom	1,000	1,091	1,115	1,133	1,119	3.7
Germany	1,021	1,115	1,329	1,479	1,569	5.2
China, Peoples Republic of	1,150	1,527	2,013	2,225	2,434	8.0
Italy	478	540	625	713	779	2.6
Saudi Arabia	256	497	592	461	354	1.2
Korea, republic of	462	637	652	698	734	2.4
Malaysia	493	679	911	758	802	2.6
Canada	326	423	405	411	339	1.1
Sweden	277	340	347	348	324	1.1
Singapore	458	516	553	554	567	1.9
France	433	667	556	559	639	2.1
Indonesia	239	248	361	343	396	1.3
Switzerland	228	231	234	204	209	0.7
Belgium	181	212	235	323	335	1.1
Taiwan	519	595	649	615	617	2.0
Thailand	295	392	449	493	514	1.7
Other	2,873	3,129	4,004	3,790	3,922	12.9

TOTAL	22,584	27,460	29,885	29,776	30,329	100.0

(1)
VFD value.

Principal Trading Partners

        Australia:    Australia is New Zealand's largest trading partner. In the year ended 30 September 2003, bilateral trade amounted to $13.3 billion, or just over 20% of total exports and imports.

        Trade with Australia has flourished since the Closer Economic Relations Agreement (CER) came into operation in 1983. The original objective of CER was to join the two countries in a free trade area by 1995. The agreement was extended to cover trade in services from 1 January 1989. This provision makes CER the most comprehensive agreement of its kind in the world. Full free trade in goods was achieved on 1 July 1990, four years ahead of schedule. The two countries also agreed to work towards the harmonisation of administrative procedures in the areas of quarantine, customs and business law, and to restrict the use of industrial assistance policies affecting bilateral trade. There has long been free movement of labour between the two countries.

        The 1996 annual review of CER by Trade Ministers resulted in the signing of further major agreements, the most significant being the Trans-Tasman Mutual Recognition Agreement, which was implemented in May 1998. Under this agreement any goods that can be sold legally in New Zealand may also be sold in Australia, and vice versa, and any person registered to practise an occupation in one country can practise the same occupation in the other.

        New Zealand's main exports to Australia include timber and wood pulp, refrigerators, crude oil and wood products.

        United States:    The United States is New Zealand's second largest trading partner and bilateral trade amounted to $8.2 billion in the year ended 30 September 2003. Exports to the United States comprised 15% of New Zealand's total exports. In the same year, the United States supplied 13% of New Zealand's total imports, the major categories being heavy industrial goods, aircraft, computers and technology.

        New Zealand's major exports to the United States are beef, casein, timber, lamb, cheese and a growing range of manufactured goods. The development of trade in dairy products has been constrained by long-standing quotas on these items.

        Japan:    Japan is New Zealand's third largest trading partner, with bilateral trade amounting to about $7.0 billion in the year ended 30 September 2003.

        Japan is one of New Zealand's key single export markets, taking around 11% of total merchandise exports in the year to 30 September 2003. Aluminium is the largest export, making up 19% of total exports to Japan (in value terms). Japan is also a key market for wood, dairy products, fish, kiwifruit, meat, vegetables and other fruits.

        Japan is also a major supplier of New Zealand's imports, providing 11% of total imports in the year to 30 September 2003. Imports from Japan are dominated by technology intensive appliances. Vehicles account for around 50% of total imports from Japan.

        European Union:    The members of the European Union are important trading partners for New Zealand. Together, the Union members constitute an important export market for New Zealand, taking 10% of exports (in value terms). While the European Union is a relatively open market for non-agricultural goods, New Zealand remains concerned about the Union's access restrictions on agricultural products and the impact of its agricultural export policies on New Zealand's trade in third markets.

        Asian Economies:    The Asian economies of the Republic of Korea, Taiwan, Hong Kong, China, Malaysia, Indonesia, Singapore, Thailand, Vietnam, and the Philippines continue to be important trading partners for New Zealand. These economies are all in the top 20 largest export markets for

New Zealand and accounted for around 20% of merchandise exports in the year ended 30 September 2003.

Foreign Investment Policy

        New Zealand welcomes foreign investment that contributes to the economic and social well-being of New Zealanders. New Zealand's regulations governing foreign investment are liberal by international standards and New Zealand maintains specific foreign investment restrictions in only a very few areas.

        There are no restrictions on the movement of funds in or out of New Zealand, or on repatriation of profits. No additional performance measures are imposed on foreign-owned enterprises.

        The Overseas Investment Commission is responsible for administering the Government's foreign investment policies and assesses applications for all non-land and some land investment against criteria that are transparent and of a prudential nature.

        The Commission administers the Overseas Investment Regulations 1995. Under the Regulations an "overseas person" must obtain consent to acquire or take "control" of 25% or more of New Zealand businesses or property worth more than $50 million, land over 5 hectares and/or worth more than $10 million, land on most off-shore islands and "sensitive" land over 0.4 hectares, or over 0.2 hectares if it adjoins the foreshore.

        The Government has announced a 'first principles' review of the Overseas Investment Act. Specific questions for consideration under the review are: whether company purchases should be removed from the purview of the Overseas Investment Commission and left to the normal disciplines of the Commerce Act; whether the tests applied to the purchase of sensitive land or sites should be extended to explicitly include historical, cultural and environmental factors; whether there is scope to reduce compliance costs for business transactions; and what the appropriate governance and organisational arrangements are for implementing the screening regime. Work began in mid-October 2003 with the aim of producing legislation in June next year to come into force in the 2005 calendar year.

Foreign Investment Inflows(1)(2)

	Year ended 31 March
	1999	2000	2001	2002	2003
	(dollar amounts in million)
Foreign Direct Investment	1,779	2,964	9,998	(1,203)	1,379
Foreign Portfolio Investment	743	(6,041)	6,581	4,568	4,691

(1)
2001 to 2003 financial account completed according to principles set out by IMF in 5th edition.

(2)
Prior years data revised.

        The stock of foreign direct investment in New Zealand stood at $52.5 billion as of 31 March 2003. Australia and the United Kingdom are the largest contributors to total foreign direct investment in New Zealand, with investments worth $19.8 billion and $7.3 billion respectively. The United States is the third largest investor with a total of $5.6 billion.

        In contrast, the stock of direct investment abroad by New Zealand was $13.4 billion as at 31 March 2003.

Balance of Payments

        In the last five years, the current account deficit has fluctuated in a range of 2.3% to 7.0% of GDP. The deficit stood at 4.6% in the year to 30 September 2003. A key feature of New Zealand's current account deficit is the large deficit on investment income reflecting New Zealand's net foreign liability position.

        In recent years, the current account deficit has been affected by changes in both the investment income deficit and the goods and services balance. Fluctuations in the investment income balance have occurred due to profits accruing to foreign investors in New Zealand moving with the economic cycle in New Zealand, and variable profits earned by New Zealand investments offshore. Over the last five years, the goods and services balance has varied due to the effects of drought, commodity prices, oil price changes, and some large one-off imports as well as movements in the currency. Very strong agricultural exports receipts and growth in tourist numbers led to a significant improvement in the current account deficit in 2001/2002, although more recently the impact of the currency on export earnings and strong domestic growth are likely to see the current account deficit go above 5% of GDP, before improving as world growth rebounds.

        Balance of payments statistics are compiled by the Government following principles set out by the International Monetary Fund in the 5th edition of the Balance of Payments Manual.

Balance of Payments

	Year Ended 31 March (unless stated)
	1999(1)	2000(1)	2001(1)	2002(1)(2)	2003	2003(2)(3)
	(dollar amounts in millions)
Current Account
Export receipts	22,974	24,894	31,221	32,985	30,696	29,815
Import receipts	21,531	25,573	29,008	29,857	29,882	29,997

Merchandise balance	1,445	-678	2,213	3,129	813	(183)
Services balance	(1,112)	(296)	(24)	553	1,112	1,170
Investment income balance	(4,976)	(6,604)	(7,173)	(6,610)	(7,093)	(7,148)
Transfers balance	296	426	359	134	134	283

Current Account Balance	(4,347)	(7,151)	(4,624)	(2,795)	(5,035)	(5,880)
Deficit as % of GDP	(4.3%)	(6.7%)	(4.1%)	(2.3%)	(4.0%)	(4.6%)
Financial Account (net)
Foreign investment in NZ	5,798	9981	16985	12,234	4186
NZ investment abroad	2,934	5811	12663	6,677	5219
Reserves	(874)	(172)	8	(85)	2596
Financial account balance	2,864	4,170	4,322	5,557	(1,033)

Balance of Capital Account	(399)	(413)	(181)	1,400	1,499

(1)
Revised

(2)
Provisional

(3)
Year ended September

Foreign-Exchange Rates and Overseas Reserves

        The New Zealand dollar has floated freely since March 1985. Since the exchange rate was floated, the Reserve Bank has not intervened directly in the foreign-exchange market to influence the value of the dollar. There are no exchange controls on foreign-exchange transactions undertaken in New Zealand, either by New Zealand residents or non-residents.

Foreign-Exchange Rates

Monthly Average in June	U.S.A. Mid-rate US$ Per NZ$	Japan Mid-rate Yen per NZ$	Trade- Weighted Exchange Rate Index(1)
1999	0.5327	64.32	58.2
2000	0.4699	49.87	52.2
2001	0.4148	50.72	50.0
2002	0.4897	60.45	56.5
2003	0.5809	68.70	61.4
July	0.5860	69.52	62.5
August	0.5823	69.18	62.7
September	0.5838	67.21	62.2
October	0.6010	65.87	62.2
November	0.6277	68.54	64.5
December	0.6466	69.57	65.1

(1)
The Trade-Weighted Exchange Rate Index is calculated on the basis of representative market rates for a basket of currencies representing New Zealand's major trading partners. On 30 June 1979, the basket equalled 100.

Overseas Reserves

        New Zealand's official external reserves, as shown in the following table, include the net overseas assets of the Reserve Bank, overseas domiciled securities held by the Government and the reserve position at the IMF. New Zealand's quota at the IMF was SDR 895 million as of 30 June 2003 (approximately $2,155 million).

Last Balance Day in June	Reserve Bank Overseas Reserves(1)	Treasury Overseas Reserves	Reserve Position at IMF(2)	Special Drawing Rights	Total Official Reserves
	(dollar amounts in millions)
1999	4,447.9	1,773.1	858.3	6.7	7,085.9
2000	4,672.7	2,313.8	760.9	24.1	7,771.5
2001	4,905.7	2,655.5	905.7	35.1	8,502.1
2002	4,445.4	2,040.1	972.6	38.3	7,496.4
2003	5,108.5	3,612.1	1,020.8	41.8	9,783.2

(1)
Comprises foreign-exchange reserves and overseas investments of the Reserve Bank of New Zealand.

(2)
Equal to New Zealand's quota, less its New Zealand currency subscriptions and any reserve tranche drawings.

BANKING AND BUSINESS ENVIRONMENT

Supervision of the Financial Sector

The Reserve Bank of New Zealand

        The Reserve Bank of New Zealand was established in 1934 as New Zealand's central bank by Act of Parliament. It is government-owned and holds most of the powers normally associated with a central bank. The Reserve Bank of New Zealand Act 1989 provides the Bank with autonomy to implement monetary policy within the framework of the Act and the Policy Targets Agreement entered into under the Act.

        The Reserve Bank, in addition to its role in determining and carrying out monetary policy, is the supervisory authority for New Zealand's registered banks. The objective of supervision is to promote and maintain the overall soundness and efficiency of the financial system. There are no deposit insurance arrangements operating in New Zealand in respect of registered banks or other financial institutions.

        The Reserve Bank has acknowledged the principles underlying the Basle Concordat that international banks should be adequately supervised on a consolidated basis and has adopted the capital adequacy framework established by the Basle Committee on Banking Supervision.

        Central to the Reserve Bank's banking supervision policy is the promotion of strong market discipline for registered banks. This is achieved principally by requiring banks to publish disclosure statements at quarterly intervals. The disclosure statements contain comprehensive information on a bank's financial position and risk profile, director attestations as to the adequacy and proper application of a bank's risk management systems and disclosure of a bank's credit rating.

        Should a registered bank experience financial distress, the Reserve Bank, with the approval of the Minister of Finance, has wide-ranging powers to intervene for the purpose of avoiding significant damage to the financial system.

        The Reserve Bank Act was amended by Parliament in August 2003. The new provisions require the Bank's Board to have a non-executive chairman, make limited changes to the restrictions on use of the word "bank' in a name or title and to the Bank's prudential supervision powers, and introduce powers to obtain information in relation to payments system activities.

Financial Sector Structural Developments

        Since 1984, New Zealand's financial sector has undergone a process of comprehensive deregulation. The principal objective of deregulation has been to improve the efficiency of the financial sector by making it more competitive and to promote market discipline in financial markets. Policy initiatives have therefore been directed at reducing impediments to competition. Interest-rate and other controls have been removed and regulatory and legislative distinctions between different institutional groups have been reduced.

        Deregulation contributed to rapid growth in money market activity, the development of a sizeable secondary market in government securities, the introduction of a wider range of financial instruments, including forward contracts, options and interest and exchange-rate futures, and the growing use of such devices to hedge interest-rate and exchange-rate risk.

        One reform of significance was to provide the Reserve Bank with power to register additional banks from April 1987. Entities wishing to use "bank" in their name or title must be authorised under the Reserve Bank Act as a "registered bank" and are subject to prudential supervision by the Reserve Bank. However, it is not necessary to become a registered bank or to obtain a licence to accept deposits from the public. Non-bank financial institutions taking deposits from the public are subject to prospectus and trust deed requirements under the Securities Act 1978.

        Until April 1987, New Zealand had four registered banks, previously known as trading banks. There is no limit on the number of banks that can be registered and bank registrations rose to a peak of 23 in August 1990. More recently a number of overseas banks have set up branches in New Zealand and Kiwibank, a subsidiary of New Zealand Post has gained registration. The resulting increase in the number of banks has been partially offset by a number of mergers between existing banks. As at November 2003, there were 18 registered banks. Sixteen of these are subsidiaries or branches of foreign banks.

        Several banks offer banking services on the Internet. Most of the registered banks and a few merchant banks operate in the wholesale banking area, while a small number of registered banks provide mainly retail banking services.

        Legislation affecting the financial sector is reviewed as necessary to ensure that it fits with modern banking practices. The law relating to cheques has been amended to make provision for cheque truncation and non-transferable cheques. Legislation relating to payments finality and netting was passed early in 1999 and further amendments were made in August 2003 to facilitate the future entry of New Zealand-dollar transactions into CLS Bank.

        All inter-bank settlement and cheque-clearing is performed using modern and well-integrated computerised systems. In March 1998, the Reserve Bank of New Zealand and the registered banks completed the implementation of real-time gross settlement for most high value payments. Since then, systems have been developed to allow all large value payments to be settled on a real time gross basis.

Business Law Environment

Company Law

        The Companies Act 1993 provides the framework for the formation and governance of companies.

Securities Law

        The Securities Act 1978 applies to securities that are advertised or offered to the public. The Act places restrictions on advertisements for securities and requires a prospectus to be prepared before securities can be offered. It also requires an investment statement, which summarises the key features of the offer, to be distributed to an investor before they subscribe to the securities.

        The Act also establishes the Securities Commission, which has powers of investigation and enforcement, as well as the power to issue exemptions from some securities law requirements.

        The Securities Markets Act 1988 regulates the operation of securities markets and trading behaviour on those markets. The Act establishes a system for registration of securities exchanges and an approval of the rules of securities exchanges and provides for oversight of exchanges by the Securities Commission. It contains prohibitions on insider trading and requires exchanges to have specific rules for continuous disclosure of price-sensitive information. It also requires disclosure of substantial security holdings and directors and officers' shareholdings.

        The Takeovers Act 1993 applies to takeovers of listed companies and those with 50 or more members or shareholders and $20,000,000 or more in assets. The Takeovers Code, established under the Act, regulates acquisitions of over 20% of the securities in those companies. The key general requirement of the Code is that a takeover offer must be made to all shareholders.

Competition Law

        The purpose of the Commerce Act 1986, as amended by the Commerce Amendment Act 2001, is to promote competition in markets for the long-term benefit of consumers within New Zealand. Very broadly, the Act prohibits:

  •
  agreements that have the purpose, effect, or likely effect of substantially lessening competition in a market;

  •
  the taking advantage of a substantial degree of power in a market to prevent a person entering or engaging in competitive conduct in that or any other market; and

  •
  business acquisitions that would have, or would be likely to have, the effect of substantially lessening competition in a market.

Financial Reporting Act 1993

        The Financial Reporting Act applies mainly to issuers of securities under the Securities Act and to companies. The Act places obligations on such organisations to prepare financial statements that comply with generally accepted accounting practice within five months of its financial year or balance date. Smaller companies that meet proscribed criteria (except issuers and overseas companies) can comply with less stringent reporting requirements, as the benefits of full financial reporting are unlikely to justify the costs for small privately held companies.

        The Act establishes the Accounting Standards Review Board (ASRB) to approve Financial Reporting Standards (which form the basis of generally accepted accounting practice). While any entity can submit standards to the ASRB, the practice has been for the Institute of Chartered Accountants New Zealand, a professional body, to develop and submit Financial Reporting Standards for approval by the Board.

        The New Zealand Standard Setter is one of the eight national partner standard setters of the International Accounting Standards Board. For some years the ASRB has had a policy of harmonising with International Accounting Standards, and has recently resolved to fully adopt those standards.

MONETARY POLICY

Objectives

        The Reserve Bank of New Zealand Act 1989 stipulates that the Bank is to formulate and implement monetary policy directed to the economic objective of achieving and maintaining stability in the general level of prices. The Act requires that there be a Policy Targets Agreement (PTA) between the Minister of Finance and the Governor of the Reserve Bank. The current agreement, signed on 17 September 2002 following the appointment of a new Governor, requires the Bank to target future CPI inflation outcomes in the range of 1 to 3% on average over the medium term. The previous agreement required the Bank to deliver inflation outcomes of 0 to 3% per cent over any 12-month period.

        Section 3 of the PTA notes that there is a range of events that will cause the actual rate of CPI inflation to vary about its medium-term trend. This focus means that policy need not react to one-off disturbances that cause the inflation rate to shift in the near term but which would not be expected to disturb its medium-term trend.

        Like the previous PTA, the latest agreement requires the Bank, in pursuing the price stability target, to seek to avoid unnecessary instability in output, interest rates and the exchange rate and to implement policy in a sustainable, consistent and transparent manner.

        The Reserve Bank has noted that in typical circumstances it will focus on the outlook for CPI inflation over the next three or so years. The key test will be whether future inflation looks set to settle comfortably within the target range. If projections of inflation are too close to either edge, the risk is that it would take only a minor surprise to push inflation out of the range. In such a situation, interest-rate adjustments would typically be made to ensure that inflation settles comfortably inside the range, even allowing for a reasonable range of unexpected events.

        The Reserve Bank Act provides the Bank with a considerable degree of autonomy to carry out the price stability objective. However, the Act contains certain provisions that enable the Government to override the price stability objective and the Policy Targets Agreement, provided this is done in accordance with a set of procedures that would make the override publicly transparent.

Implementation

        The Reserve Bank controls the cost of liquidity by setting an Official Cash Rate (OCR). The Bank stands ready to lend cash overnight at 25 basis points above the OCR (the Overnight Repo Rate) and will take deposits at 25 basis points below the OCR (the Overnight Cash Rate). By controlling the cost of liquidity for financial institutions, the Bank has leverage over interest rates faced by households and firms. There are pre-announced dates (eight per year) at which the Bank may reset the OCR; four of these coincide with the publication of the Bank's Monetary Policy Statements.

        Being a small open economy, the evolution of economic activity and inflation in New Zealand will be influenced by both interest rates and the exchange rate. The Bank therefore takes the influence of both of these variables into account when setting the OCR. Other important factors to consider may include credit conditions, inflation expectations and the global economy. The Bank publishes an assessment of economic conditions at quarterly intervals in its Monetary Policy Statements. The Statements contain projections that incorporate a forward path for interest rates that is consistent with achieving the inflation target. These projections are highly conditional, being based on a range of technical assumptions, but they serve to provide some indication of the Bank's current thinking on the policy outlook.

        New Zealand has enjoyed strong economic growth over the past two years, notwithstanding weak activity in many of its trading partners. Drivers of this strong growth have included a sharp rise in population together with a surge in export earnings up until 2002, due to a strong commodity prices and a low New Zealand dollar. The export stimulus has waned over the past 12 months, given a significant appreciation of the New Zealand dollar, but domestic activity has remained buoyant, especially in sectors such as retailing, housing and construction. CPI inflation has remained within the target range with inflation in a range of domestic industries offset by weaker imported inflation. With domestic inflation pressures expected to cool as export earnings weaken and population growth slows, the Reserve Bank moved to reduce the Official Cash Rate by 75 basis points between April and July 2003. Looking ahead, monetary policy will take its cues from the balance of pressures across the tradable and domestic sectors of the economy and their implications for the medium term inflation outlook. The path of the exchange rate, trading partner performance and the pace of net migration will all have a bearing on how these pressures play out over the year ahead.

Interest Rates and Money and Credit Aggregates

        The following tables show developments in major interest rates and money and credit aggregates since the March quarter of 1998.

Key Interest Rates: Monthly Averages

				Government Loan Stock Rates
	Month		90-Day Bank Bill Rate				Bank Base Lending Rates(1)
		Overnight Cash Rate		2 Year	5 Year	10 Year

1999	March	4.50	4.59	5.01	5.55	5.84	8.36
	June	4.50	4.74	5.26	6.15	6.51	8.36
	September	4.50	4.94	6.22	6.67	6.91	8.48
	December	5.00	5.67	6.60	6.99	7.17	8.84

2000	March	5.75	6.26	6.96	7.04	7.06	9.66
	June	6.50	6.88	7.00	6.94	6.85	10.62
	September	6.50	6.66	6.79	6.75	6.74	10.57
	December	6.51	6.71	6.28	6.18	6.15	10.56

2001	March	6.35	6.25	5.64	5.74	5.95	10.36
	June	5.75	5.82	6.09	6.45	6.63	9.92
	September	5.55	5.57	5.58	6.21	6.52	9.70
	December	4.75	4.86	4.64	6.19	6.62	8.99

2002	March	4.84	5.31	6.09	6.67	6.88	9.25
	June	5.50	5.96	6.05	6.48	6.64	10.00
	September	5.75	5.86	5.61	5.92	6.17	10.15
	December	5.75	5.92	5.78	5.93	6.28	10.16

2003	March	5.75	5.81	5.39	5.47	5.91	10.16
	June	5.28	5.23	4.80	4.84	5.23	9.72
	September	5.00	5.15	5.30	5.55	5.95	9.50
	December	5.00	5.32	5.65	5.93	6.05	9.63

(1)
Weighted average base lending rates of the four largest registered banks.

Money and Credit Aggregates: Annual % Change

	Quarter	M1(1)	M3	Private Sector Credit	Domestic Credit

1999	March	20.9	1.6	7.9	9.1
	June	18.8	0.2	9.3	7.0
	September	23.0	8.3	10.0	9.1
	December	15.5	6.9	10.8	10.5

2000	March	11.3	4.2	11.8	9.5
	June	5.4	3.2	8.6	9.4
	September	1.2	0.1	6.9	6.7
	December	7.1	6.5	6.4	6.0

2001	March	15.5	11.2	5.9	6.0
	June	16.4	14.6	7.5	7.0
	September	17.2	21.2	13.0	11.0
	December	19.8	11.4	9.5	7.9

2002	March	11.0	15.0	13.4	11.5
	June	17.5	11.2	12.0	11.0
	September	11.5	4.9	7.5	6.4
	December	6.4	11.5	9.1	9.3

2003	March	3.0	6.0	6.5	6.9
	June	4.8	4.1	6.2	6.7
	September	10.8	4.8	6.7	7.1
	December	9.0	5.7	8.0	7.3

(1)
M1 figures include currency in the hands of the public and cheque account balances only.

PUBLIC FINANCE AND FISCAL POLICY

Public Sector Financial System

        No public money may be spent by the Government except pursuant to an appropriation by Parliament. At present, there are two methods of appropriation. The first is permanent appropriation, which covers principally the payment of interest on debt and certain fixed charges of the Government, and which does not require the passage of a specific Appropriation Act by Parliament. The second is by annual appropriation, which provides for most of the expenditure of the Government and which does require the passage of a specific Act or Acts each year.

        All borrowing by the Government is undertaken under the Public Finance Act 1989, which provides that the Minister of Finance may from time to time, if it appears necessary or expedient in the public interest to do so, raise a loan from any person, organisation or Government, either within or outside New Zealand, on such terms and conditions as the Minister deems appropriate.

Public Sector Financial Management

        In 1994, the fiscal deficit in New Zealand was eliminated after 10 years of difficult political decision-making and management reform. Reform of the public sector financial management system was an integral component of this. New Zealand's public sector financial management system is now underpinned by three key pieces of legislation, the State Sector Act 1988, the Public Finance Act 1989 and the Fiscal Responsibility Act 1994.

        These main pieces of legislation are currently being amended and a new Crown Entities Act created. The changes are contained in the Public Finance (State Sector management) Bill, which was introduced into Parliament on 3 December 2003. While the current legislation is fundamentally sound, several areas have been identified where improvements to state sector management legislation can be made.

        State Sector Act 1988.    This Act defines the responsibilities of chief executives of departments and their accountability to Ministers. The main objectives of the Act are to improve productivity, to ensure that managers have greater freedom and flexibility to manage effectively and, at the same time, to ensure that managers are fully accountable to the Government for their performance. This has led to the formulation of performance contracts between Ministers and chief executives. These contracts specify expectations of performance and provide a basis for assessment, which may result in a combination of rewards or sanctions.

        Public Finance Act 1989.    The Public Finance Act 1989 provides the legislative basis for improving the quality and transparency of financial management and information. This is an essential component of the accountability arrangements established under the State Sector Act.

        The driving principle behind the Public Finance Act is a move of focus from what departments consume to what they produce. Hence, budgeting and reporting is on an output basis rather than relying solely on information relating to how outputs are produced. Departments were made responsible for outputs (the goods and services they produce) while Ministers were made responsible for selecting the output mix to achieve government outcomes (desired goals).

        The Act requires the Crown and all its sub-entities to report on a basis consistent with Generally Accepted Accounting Practice (GAAP). This has significantly improved the comparability and reliability of the financial information reported.

        Consistent with the output focus, the Public Finance Act requires additional disclosures such as statements of intent and statements of service performance. The documents go beyond disclosure of financial information and require disclosure of objectives and service and financial management performance. In addition, the Act specifies other Crown disclosures specific to the public sector such as a statement of unappropriated expenditure and a statement of emergency expenditure or expenses or liabilities.

        From 1991, government departments and Offices of Parliament have been required to prepare financial statements consistent with GAAP. The first set of financial statements for the combined Crown (the Government of New Zealand) was produced for the six months ended 31 December 1991. The first annual set was produced for the financial year ended 30 June 1992. From 1 July 1992, the statements also included the Crown's interest in State-Owned Enterprises and Crown Entities. Monthly Crown Financial Statements are now published for the period of the financial year to the end of each month from September onwards.

        In addition, the Public Finance Act outlines requirements for ex ante information essential for a robust system of government budgeting. The Public Finance Act specifies a number of specific disclosures required for the Estimates (the Government's Budget documentation). Also as part of ex ante information disclosure requirements, the Act requires departmental forecast reports, Crown Entity statements of intent and statements of corporate intent for State-Owned Enterprises.

        The Fiscal Responsibility Act 1994.    In 1994, Parliament enacted the Fiscal Responsibility Act, an Act to promote consistent, good quality fiscal management. Effective fiscal management contributes to the economic health and performance of the economy as a whole.

        The Act provides the legislative framework for the conduct of fiscal policy in New Zealand. The Act encourages better decision-making by the Government, strengthens accountability and ensures more informed public debate about fiscal policy.

        The Act works by requiring Governments to:

  •
  follow a legislated set of principles of responsible fiscal management, and publicly assess their fiscal policies against these principles. Governments may temporarily depart from the principles but must do so publicly, explain why they have departed, and reveal how and when they intend to conform to the principles.

  •
  publish a "Budget Policy Statement" well before the annual Budget containing their strategic priorities for the upcoming Budget, their short-term fiscal intentions, and long-term fiscal objectives. A "Fiscal Strategy Report" that compares Budget intentions and objectives with those published in the most recent Budget Policy Statement is to be published in conjunction with the Budget.

  •
  fully disclose the impact of their fiscal decisions over a three-year forecasting period in regular "Economic and Fiscal Updates".

  •
  present all financial information under Generally Agreed Accounting Practice.

  •
  require the Treasury to prepare forecasts based on its best professional judgement about the impact of policy, rather than relying on the judgement of the Government. It also requires the Minister to communicate all of the Government's policy decisions to the Treasury so that the forecasts are comprehensive.

  •
  refer all reports required under the Act to a parliamentary select committee.

        These requirements mean that the government of the day has to be transparent about both its intentions, and the short and long-term impact of its spending and taxation decisions. Such transparency is likely to lead governments to give more weight to the longer-term consequences of their decisions and, therefore, is likely to lead to more sustainable fiscal policy. This increases predictability about, and stability in, fiscal policy settings, which helps promote economic growth and gives people a degree of certainty about the on-going provision of government services and transfers.

        The Fiscal Responsibility Act establishes a set of principles for use as a benchmark against which the fiscal policies of the Government can be judged by Parliament and its Finance and Expenditure Committee.

        These principles are:

  •
  to reduce debt to prudent levels to provide a buffer against future adverse events;

  •
  to run operating surpluses until prudent debt levels are achieved;

  •
  to maintain, on average, operating balance once prudent debt levels are reached (i.e., the Government is to live within its means over time, with some scope for flexibility through the business cycle);

  •
  to achieve and maintain levels of net worth to provide a buffer against adverse events;

  •
  to manage the risks facing the Crown; and

  •
  to pursue policies that are consistent with a reasonable degree of predictability about the level and stability of future tax rates.

        The presumption is that governments should follow these principles. Governments are allowed to depart temporarily from these principles if they wish. The legislation requires, however, that a government specify its reasons for departure from the principles, how it expects to return to the principles, and when. This recognises the difficulty of attempting to anticipate all future events and, therefore, the need for some short-term policy flexibility, but also requires that departures are transparent and should only be temporary.

Fiscal Policy Objectives

        The Government's long-term fiscal objectives have been rearticulated to reflect the change to the presentation of the Crown Financial Statements introduced from 1 July 2002. This involved a move from the modified equity accounting method for accounting for the Government's investment in SOEs and Crown entities to the full line-by-line consolidation of these entities. There is no change to the Government's fiscal policy approach as a result of the change to the basis of preparing Crown Financial Statements. The revised objectives are:

Long-term Fiscal Objectives	To achieve the objectives of fiscal policy, the Government's high level focus is on:
Operating Balance

Operating surplus on average over the economic cycle sufficient to meet the requirements for contributions to the New Zealand Superannuation Fund (NZS) and ensure consistency with the long-term debt objective.	•	Rising surpluses[1] (measured by the OBERAC) during the transition and build up phase of the NZS Fund, with a focus on core Crown revenue and expenses, including:
		•	Tax-to-GDP around current levels
		•	Core Crown expenses (plus the net payment/withdrawal to the NZS Fund) averaging around 35% of GDP over the horizon used to calculate NZS Fund contributions

Revenue
Ensure sufficient revenue to meet the operating balance objective.	•	A robust, broad-based tax system that raises revenue in a fair and efficient way.
	•	SOEs and Crown entities contributing to surpluses consistent with their enabling legislation and Government policy.
Expenses
Ensure expenses are consistent with the operating balance objective.	•	Focus on building the NZS Fund assets rather than reducing debt. Increasing net worth consistent with the operating balance objective is projected to see net worth at around 30% of GDP by 2011.
Net Worth
Increase net worth consistent with the operating balance objective.	•	Consistent with the net worth objective, there will also be a focus on quality investment.
	•	SOEs will have debt structures that reflect best commercial practice. Changes in the level of debt will reflect specific circumstances.
Debt
Manage total debt at prudent levels. In the longer term, gross sovereign-issued debt below 30% of GDP on average over the economic cycle[2].	•
Net debt will be at levels that are consistent with the gross debt objective and the Government policy of holding financial assets. Net debt, including NZS Fund assets, is expected to fall below 0% of GDP by the end of the decade.

1.
The surplus includes the net (after tax) return on the NZS Fund, which the NZS Fund will retain. Effectively the Government is targeting operating surpluses excluding the NZS Fund's retained investment returns.

2.
Sovereign-issued debt is debt issued by the New Zealand Debt Management Office (NZDMO) and the Reserve Bank; it excludes debt issued by SOEs and Crown entities and the sovereign-guaranteed debt of SOEs and Crown entities. Gross sovereign-issued debt includes any New Zealand government stock held by the NZS Fund.

Current Fiscal Position and 2003 Budget

        The following table summarises the Government's fiscal position according to Generally Accepted Accounting Practice in line with the provisions of the Fiscal Responsibility Act 1994. As required by GAAP, from 30 June 2003 New Zealand's Crown Financial Statements have been prepared on a fully consolidated line-by-line basis incorporating the revenues, expenses, assets and liabilities of State-Owned Enterprises and Crown Entities. Previously only the net surplus and net investment of these entities were included.

Crown Operating Statement(1)

Year ended 30 June	2001/02	2002/03	2003/04(2) Budget
Revenue
Levied through the Crown's Sovereign Power
Taxation	36,215	39,785	42,251
Levies, fees, fines and penalties	2,526	2,763	3,013
Subtotal	38,741	42,548	45,264

Earned through the Crown's Operations
Investment income	927	1,859	2,091
Sale of goods and services	8,344	10,385	10,380
Other operational revenue	1,967	2,235	1,787
Subtotal	11,238	14,479	14,258

Total Revenue	49,979	57,027	59,522
Total Revenue as a % of GDP	40.5%	44.3%	43.7%

Expenses (by functional classification)
Social security and welfare	15,260	17,084	15,971
GSF pension expenses	1,409	2,625	622
Health	6,963	7,412	7,961
Education	6,914	7,788	8,245
Core government services	1,427	1,655	1,683
Law and order	1,911	1,911	1,999
Defence	1,124	1,154	1,204
Transport and communications	3,899	5,619	5,329
Economic and industrial services	3,720	4,280	4,509
Heritage, culture and recreation	1,419	1,425	1,142
Primary services	957	1,023	1,561
Housing and community development	470	542	620
Other	110	75	109
Finance costs	2,215	2,550	2,556
Net foreign-exchange losses/(gains)	(145)	81	(38)
Forecast new operating spending	—	—	35

Total Expenses	47,653	55,224	53,508
Total expenses as % of GDP	38.6%	42.9%	39.3%

Less Expenses	2,326	1,803	6,014
Net Surplus (deficit) of Tertiary Education Institutions	65	163	78
Operating Balance	2,391	1,966	6,092
Operating Balance as a % of GDP	1.9%	1.5%	4.5%

(1)
Includes expenditure sought in the main and supplementary estimates and anticipated expenditure under Permanent Legislative Authority.

(2)
2003 Budget Update announced 18 December 2003.

Historical Information

Year ended 30 June	1998/99	1999/2000	2000/01	2001/02	2002/03	2003/04 Budget(1)
Statement of Financial Performance
Tax Revenue	30,525	32,248	34,744	36,215	39,785	42,251
Other Revenue	11,460	9,309	10,762	13,764	17,242	17,271

Total Revenue	41,985	41,557	45,506	49,979	57,027	59,522
% of GDP	40.7%	38.2%	39.2%	40.5%	44.3%	47.3%

Expenses	40,280	40,128	44,213	47,653	55,224	53,508
% of GDP	39.1%	36.9%	38.1%	38.6%	42.9%	39.3%

Net surplus of TEI's	58	74	65	78	151	78
Minority Interest				(13)	12	—

Operating Balance	1,763	1,503	1,358	2,391	1,966	6,092
% of GDP	1.7%	1.4%	1.2%	1.9%	1.5%	4.5%

OBERAC	246	884	2,115	2,751	5,580	5,207
% of GDP	0.2%	0.8%	1.8%	2.2%	4.3%	3.8%

Core Crown information

Revenue	34,899	34,891	38,005	39,907	43,624	46,330

Expenses
Social Security and Welfare	12,889	12,883	13,207	13,485	13,907	14,296
GSF pension expenses	1,372	736	1,112	1,409	2,625	622
Health	5,875	6,146	6,660	7,032	7,501	8,245
Education	5,337	5,712	6,136	6,473	7,016	7,750
Core Government Services	1,634	1,642	1,798	1,540	1,780	1,757
Other	4,940	5,274	5,529	5,838	6,442	7,154
Finance Costs	2,367	2,205	2,304	2,118	2,360	2,249
Foreign exchange losses	(47)	(62)	(47)	75	118	(25)

Total Core crown expenses	34,367	34,536	36,699	37,970	41,749	41,868

Statement of Financial Position
Property, plant and equipment	42,102	43,609	45,954	50,536	52,667	53,527
Financial Assets	19,659	19,921	21,848	24,408	30,338	31,784
Other Assets	9,588	9,731	9,878	13,116	16,846	16,821

Total Assets	71,349	73,261	77,680	88,060	99,851	102,132
Borrowings	35,833	34,759	34,760	36,564	38,285	36,118
Other Liabilities	29,494	29,919	31,457	32,676	37,785	36,094

Total Liabilities	65,327	64,678	66,217	69,240	76,070	72,212

Net Worth	6,022	8,583	11,463	18,820	23,781	29,920
% of GDP	5.8%	7.9%	9.9%	15.3%	18.6%	22.0%

Gross Sovereign issued debt	36,712	36,041	36,761	36,202	36,086	34,469
% of GDP	35.6%	33.1%	31.6%	29.4%	28.3%	25.3%

Net Core Crown debt	19,414	19,167	17,021	17,770	16,579	16,935
% of GDP	18.8%	17.6%	14.6%	14.4%	13.1%	12.4%

(1)
2003 Budget Update announced 18 December 2003

Taxation

        The main taxes are the income tax and Goods and Services Tax (GST), a value-added tax. Both are applied at low rates to broad bases. This is the result of the major tax reforms undertaken since the mid-1980s. The introduction of GST in 1986 marked a significant shift in the mix of taxation from direct to indirect tax.

        During 2000, the Government established a Ministerial Review into the Tax System. The Review team reported to Ministers in October 2001. The Review found that the broad architecture of the tax system is sound and that major changes are not needed, but made a number of recommendations for further enhancements. The Government is continuing to analyse these recommendations, especially in the area of international tax.

Personal Income Tax

        All income other than capital gains is taxed. The effective personal tax scale currently applying to people who earn wage and salary income is as follows: 15% on income up to $9,500 per annum; 21% on income between $9,500 and $38,000, 33% on income between $38,000 and $60,000 and 39% on income above $60,000.

        Withholding taxes apply to wages and salaries and to interest income and dividends. Fringe benefits are taxed separately.

        Tax credits are available to low-income families with children.

        The tax treatment of pension funds and other savings is "TTE": contributions are made from Tax-paid income, fund earnings are Taxed, and withdrawals are Exempt.

Indirect Taxes

        GST applies at a uniform rate of 12.5%. Financial services and housing rentals are exempt. Additional indirect taxes are applied to alcohol and tobacco products, to petroleum fuels and to gaming. There are also cheque and gift duties.

Company Taxes

        The company tax rate is 33%. Imputation credits are attached to dividends. Inter-corporate dividends (other than from wholly-owned subsidiaries) are taxed as income. Depreciation rates for new assets are based on the economic life of the asset plus a 20% loading. There is immediate deductibility against income of forestry and mineral mining development costs, petroleum exploration expenditure and of most agricultural development costs.

International Taxation

        The foreign-source income of New Zealand residents is subject to tax, generally with a credit for foreign withholding taxes. New Zealand taxes its residents on an accrued basis on the income they earn through non-resident entities in which they have an interest, though not when derived from a "grey list" of seven countries with comparable tax regimes. These countries are taxed on a realisation basis. In addition, foreign-source dividends are subject to withholding payments at a 33% rate, with a credit for foreign taxes.

        The tax treatment of the New Zealand income of non-residents encourages inward capital flows where this is feasible. Interest payments to non-residents are subject either to non-resident withholding tax (at a 10% rate where a double tax agreement applies and 15% otherwise) or to a 2% levy. In the case of New Zealand Government debt, the issuer absorbs the levy.

        Dividends paid to non-residents are also subject to withholding taxes. Companies paying fully imputed dividends to non-resident investors can receive a credit of part of the company tax paid, which the company then pays to the investor. The net effect is that the maximum combined level of company tax and withholding tax is 33%. The Government has implemented transfer pricing and thin capitalisation regimes, and partially relieves New Zealand tax on offshore income derived by New Zealand companies on behalf of non-resident shareholders.

GOVERNMENT ENTERPRISES

State-Owned Enterprises

        In May 1986 the Government announced a major programme for reform of government enterprises. The aim of the reforms was to improve the efficiency and accountability of the enterprises and reduce the Government's exposure to business risk. To this end, the Government restructured a large number of its departmental trading activities and established them as businesses operating on a basis as close as possible to private sector companies.

        State-Owned Enterprises (SOEs) are required to operate on the basis of principles and procedures contained in the State-Owned Enterprises Act 1986. Under the Act, the Boards of SOEs have complete autonomy on operational matters, such as to how resources are used, pricing and marketing of output. Competitive advantages and disadvantages, including barriers to entry, have been removed, first, so that commercial criteria provide an objective assessment of performance and, secondly, to increase efficiency. Under the Act, SOEs have no responsibility for continuing non-commercial operations and the Government is required to negotiate an explicit contract if it wishes an SOE to carry out such activities.

        Boards of directors drawn from the private sector have been formed to manage SOEs. Each Board is required to present to the shareholding Ministers a statement of corporate intent and an outline of business objectives, defining the nature and scope of activities and performance targets. These are closely monitored and SOEs are expected to achieve performance targets and pay dividends on a basis comparable to their private sector competitors. The shareholding Ministers may determine the levels of the dividends.

        The SOEs borrow in their own names and on their own credit, in most cases without a guarantee or other form of credit support from the Government. All SOEs have been informed that Government policy requires that they disclaim in loan documentation the existence of such guarantees or credit supports.

        In January 2001, at the request of the Board of the company, the Government placed Terralink New Zealand Limited, an SOE, in receivership. The Board notified the Government that the company had insufficient reserves to pay its debts as they fell due. Receivership was considered to offer the best opportunity to enable the company to be sold for the benefit of the secured and unsecured creditors. Terralink was subsequently placed in liquidation after its assets were sold. The unsecured creditors are waiting the final assessment of the Liquidator who is determining what repayment unsecured creditors will receive.

Crown Entities

        Crown Entity is a collective term for bodies owned by the Crown that are not departments, Offices of Parliament or State-Owned Enterprises. Crown Entitites range from Crown Research Institutes to regulatory bodies, such as the Commerce Commission and the Securities Commission. Crown Entities are required to table their annual financial statements in Parliament.

Performance of Government Enterprises

        The following tables show the Government's financial interest in State-Owned Enterprises and Crown Entitiles (1).

	Revenue from Crown	Total revenue	Attributable surplus/ (deficit)	Distributions to Crown
	$m	$m	$m	$m
State-owned enterprises
Agriquality New Zealand Limited	9	66	3	(2)
Airways Corporation of New Zealand Limited	—	110	7	(8)
Asure New Zealand Limited	—	40	1	—
At Work Insurance Limited	—	—	2	—
Electricity Corporation of New Zealand Limited	—	35	(3)	(10)
Genesis Power Limited	—	1,094	48	(24)
Landcorp Farming	—	129	38	(12)
Meridian Energy Limited	12	1,127	76	(173)
Meteorological Service of New Zealand Limited	14	24	3	(3)
Mighty River Power Limited	3	595	47	—
New Zealand Post Limited	68	968	22	(10)
New Zealand Railways Corporation	—	2	(1)	—
Solid Energy New Zealand Limited	—	255	39	—
Television New Zealand Limited	—	477	22	(9)
Timberlands West Coast Limited	—	21	3	—
Transpower New Zealand Limited	—	553	81	(83)

Total State-owned enterprises	106	5,496	388	(334)
Air New Zealand Limited	16	1,846	59	—

Total SOEs and Air New Zealand	122	7,342	447	(334)
Crown entities
Accident Compensation Corporation (2)	593	2,368	243	—
Crown research institutes	107	514	15	(41)
District Health Boards (including the Residual Health Management Unit)	5,120	5,343	(305)	—
Earthquake Commission	—	265	129	—
Housing New Zealand Corporation	281	552	47	(9)
Museum of New Zealand Te Papa Tongerewa	18	36	(14)	—
New Zealand Fire Service Commission	1	216	—	—
Public Trust	2	63	(9)	—
School boards of trustees	2,940	3,382	38	—
Tertiary education institutions	1,211	2,650	61	—
Other	2,297	3,921	133	(17)

Total Crown entities	12,570	19,310	338	(67)

Total Financial Interest in State-owned enterprises, Crown entities and Air New Zealand Limited	12,692	26,652	785	(401)

(1)
Except for those entities listed below, all State-Owned Enterprises and significant Crown Entities have a balance date of 30 June, and the information reported in these tables is for the period ended 30 June 2002.

	Balance date	Information reported to
State-Owned Enterprises
Asure New Zealand Limited	30 September	30 June 2002
Timberlands West Coast Limited	31 March	31 March 2002
Crown Entities
School boards of trustees	31 December	31 December 2001
Tertiary education institutions	31 December	31 December 2001

(2)
The attributable surplus of ACC includes $420 million for the ACC outstanding claims liability revaluation movement.

	Physical assets	Total assets	Long-term borrowings	Total liabilities	Equity at 30 June 2001
	$m	$m	$m	$m	$m
State-owned enterprises
Agriquality New Zealand Limited	10	25	—	9	16
Airways Corporation of New Zealand Limited	93	112	46	70	42
Asure New Zealand Limited	1	15	—	9	6
Electricity Corporation of New Zealand Limited	—	347	323	338	9
Genesis Power Limited	704	1,123	94	232	891
Landcorp Farming Limited	481	669	60	88	581
Meridian Energy Limited	2,386	2,614	776	932	1,682
Meteorological Service of New Zealand Limited	8	13	1	4	9
Mighty River Power Limited	1,355	1,480	462	720	760
New Zealand Post Limited	320	774	280	469	305
New Zealand Railways Corporation	—	9	—	3	6
Solid Energy New Zealand Limited	92	170	30	88	82
Television New Zealand Limited	255	514	80	158	356
Timberlands West Coast Limited	72	81	4	7	74
Transpower New Zealand Limited	2,151	2,277	1,174	1,264	1,013

Total State-owned enterprises	7,928	10,223	3,330	4,391	5,832
Air New Zealand Limited	1,470	3,459	1,375	2,977	482

Total SOEs and Air New Zealand Limited	9,398	13,682	4,705	7,368	6,314
Crown entities
Accident Compensation Corporation	92	4,282	—	7,918	(3,636)
Crown research institutes	290	416	33	125	291
District Health Boards (including the Residual Health Management Unit)	2,190	3,040	1,302	2,252	788
Earthquake Commission	5	4,018	—	49	3,969
Housing New Zealand Corporation	6,901	7,026	1,455	1,589	5,437
Museum of New Zealand Te Papa Tongerewa	825	839	—	5	834
New Zealand Fire Service Commission	260	264	21	79	185
Public Trust	8	493	444	454	39
School boards of trustees	785	1,525	27	668	857
Tertiary education institutions	2,400	3,144	173	900	2,244
Other	122	1,133	—	640	493

Total Crown entities	13,878	26,180	3,455	14,679	11,501

Total Financial Interest in State-owned enterprises, Crown entities and Air New Zealand Limited	23,276	39,862	8,160	22,047	17,815

DIRECT PUBLIC DEBT(1)

Debt Management Objectives

        During 1988, as part of the reform of the Government's financial management, the New Zealand Debt Management Office (NZDMO) was formed to improve the management of risk associated with the Government's fixed income portfolio, which comprises liabilities in both the New Zealand and overseas markets and some liquidity assets. The categories of risk managed are: market, credit, liquidity, funding, operational and concentration risk.

        In 1988, the NZDMO introduced reforms of the public sector's cash management involving centralisation of surplus cash funds for investment and cash management purposes, and decentralisation to departments of the responsibility for payments and other banking operations.

        The separation of the Government's financial management from monetary policy enables the NZDMO to focus on defining a low-risk net liability portfolio for the Government and implementing it in a cost-effective manner.

        Prior to March 1985, successive Governments had borrowed under a fixed exchange-rate regime to finance the balance of payments deficit. Since the adoption of a freely floating exchange rate regime, the Government has borrowed externally only to rebuild the nation's external reserves and to meet refinancing needs.

        Direct public debt increased by a net amount of $89 million including swaps between 1 July 2002 and 30 June 2003. This increase consisted of a net increase in internal debt of $212 million and a net decrease in external debt of $123 million.

        As of 30 June 2003, 12% of the interest-bearing direct debt of the Government was repayable in foreign currencies. The quantifiable contingent liabilities of the Government, including the Reserve Bank of New Zealand, State-Owned Enterprises and Crown Entities, amounted to approximately $4,617 million.

        Under existing legislation, amounts payable in respect of principal and interest upon New Zealand securities are a charge upon the public revenues of New Zealand, payable under permanent appropriation. All of the indebtedness of New Zealand is otherwise unsecured.

        The proceeds from the domestic bond programme will be used to refinance maturing domestic term debt during 2003/04 and to pre-fund a portion of the forecast 2004/05 borrowing requirements.

Debt Record

        New Zealand has always paid when due the full amount of principal, interest and amortisation requirements upon its external and internal debt, including guaranteed debt.

(1)
The debt figures in this section are presented in nominal dollars and relate solely to the core Crown entity. In this respect, they will differ from the debt figures as disclosed in the Crown Financial Statements of New Zealand. The latter are presented in accordance with generally accepted accounting practice and include the net debt of the Reserve Bank of New Zealand. From 1 July 2002, they also include the full line-by-line consolidation of the debt of SOEs and Crown Entities.

Summary of Direct Public Debt

        The following table sets forth the direct funded and floating debt of the Government on the dates indicated. For the purposes of all debt tables herein, "funded debt" means indebtedness with an original maturity of one year or more and "floating debt" means indebtedness with an original maturity of less than one year.

Direct Public Debt

	As at 30 June
	1999	2000	2001	2002	2003
	(dollar amounts in millions)
Funded Debt(1)
Internal(2)	25,644.7	25,318.0	26,204.5	27,507.4	27,540.6
External(3)(4)	5,157.2	5,401.5	6,148.4	4,762.4	4,481.9

Floating Debt
Internal Debt(5)	5,980.0	5,500.0	5,675.0	5,521.0	5,700.0
External Debt(3)(6)	652.9	1,174.3	370.1	357.9	515.5

Total Direct Debt	37,434.8	37,393.8	38,398.0	38,148.7	38,238.0

Total Public Debt as a % of GDP(7)	37.7%	35.5%	34.1%	31.7%	29.8%

(1)
Includes the effect of swap transactions. Excludes indebtedness to international financial organisations arising from membership.

(2)
Includes Government Wholesale Bonds, Kiwi Bonds, Index-Linked Bonds.

(3)
External debt is converted at the mid-point of the 3:00 P.M. spot rate on 30 June for each year.

(4)
Includes Public Bonds, Private Placements, Syndicated Loans, and Medium Term Notes.

(5)
Treasury Bills and Reserve Bank Bills.

(6)
Includes Sovereign Notes and Euro-Commercial Paper.

(7)
GDP: Treasury Estimate for June years.

Direct Public Debt by Currency of Payment

        The following table shows the direct public debt of New Zealand at 30 June 2003 by currency of payment after swap positions are taken into account and shows the estimated interest for the year ending 30 June 2004 including swap positions.

External Debt	Amount outstanding as at 30 June 2003(1)	Estimated interest for the year to 30 June 2004(2)
	(dollar amounts in millions)
Repayable in United States Dollars	3,362.7	96.9
Repayable in Japanese Yen	358.3	(0.3)
Repayable in Pounds Sterling	57.5	0.4
Repayable in Euro	0.0	79.9
Repayable in Swiss Francs	72.9	0.3
Repayable in Other Currencies	671.6	0.0
Internal Debt	33,349.5	2,049.0
Subtotal	37,872.5	2,226.2
Swaps	365.5

Total Direct Public Debt	38,238.0

(1)
Converted at the midpoint of the 3:00 P.M. spot exchange rates on 30 June 2003 which were:
NZD 1 = US$0.5820 = Yen 69.765 = Pounds 0.3519 = SwFr 0.7863 = Aus$ 0.8725 = Euro 0.5090

(2)
In some cases interest payments are offset by interest receipts.

        As part of its debt management activities, the Government enters into currency swap arrangements which have the effect of converting to a different currency principal obligations on New Zealand's external debt.

        The following table sets forth by currency the estimated payments of principal, including mandatory amortisation provisions, to be made on the external direct public debt of New Zealand as at 30 June 2003, shown in New Zealand dollars based on rates of exchange on that date and with adjustment to reflect the effect of currency swap arrangements.

Details of External Public Debt at 30 June 2003 (1)(2)

	Maturing in year ended 30 June
	2004	2005	2006	2007	2008	2009	2010- 2013	2014+	Total
	(dollar amounts in millions)
United States dollar	1,336	451	(358)	326	(41)	(265)	232	188	1,869
Japanese Yen		276	402	—	—	—	143	—	821
British pounds	—	—	(48)	—	44	—	—	14	10
Euro	322	268	199	118	429	334		—	1,670
Swiss Francs	—	—	123	—	—	—	—	—	123
Australian dollars	—	—	46	—	458	—	—	—	504

Total External Debt	1,658	995	364	444	890	69	375	202	4,997

Percentage of Total Foreign Debt	33.2	19.9	7.3	8.9	17.8	1.4	7.5	4.0	100.0

(1)
Adjusted to reflect effect of currency swap arrangements.

(2)
Includes Sovereign Note Programme (notes not exceeding 270 days to maturity) and Euro-Commercial Paper Programme (notes not exceeding 365 days to maturity).

Interest and Principal Requirements

        For the year ended 30 June 2003, the total payment of interest on public debt of the Government was $2,320 million. The following table indicates the movements in external interest-bearing public debt since 1994, excluding swap positions.

Movements in External Public Debt

	External Debt(1)		Interest Charges
	Amount (2)	As % of Total Public Debt	Amount	As % of Exports (3)
	(dollar amounts in millions)
30 June 1994	15,527.3	33.6	1,142.3	4.5
30 June 1995	12,014.8	26.9	1,044.5	3.9
30 June 1996	8,927.4	21.2	725.2	2.7
30 June 1997	5,262.5	14.1	559.1	2.1
30 June 1998	6,995.5	18.1	409.3	1.4
30 June 1999	6,053.1	16.2	402.9	1.3
30 June 2000	6,633.2	17.7	413.9	1.2
30 June 2001	6,022.8	15.7	404.5	0.9
30 June 2002	4,733.5	12.4	311.4	0.7
30 June 2003	4,523.0	11.8	216.6	0.5

(1)
Excludes non-interest-bearing indebtedness to international organisations.

(2)
External debt is converted at the midpoint of the 3:00 P.M. spot exchange rate on 30 June in each case.

(3)
Based on exports of goods and services for each year.

        The following table sets forth the maturity dates of New Zealand public debt outstanding as at 30 June 2003, including the effect of swap positions.

	Loans Maturing in Year Ending 30 June(1)
	External(2)		Internal		Total Debt
	(dollar amounts in millions)
2004	1,142.7		3,554.6		4,697.3
2005	994.7		3,649.2		4,643.9
2006	364.0		2,335.7		2,699.7
2007	444.1		3,603.7		4,047.8
2008	890.8		(108.1)		782.7
2009	68.7		0.3		69.0
2010 to 30 June 2013	375.3		11,287.7		11,663.0
After 30 June 2013	201.6		2,400.0		2,601.6
Treasury Bills			5,700.0		5,700.0
Other	515.5	(3)	817.5	(4)	1,333.0

Total	4,997.4		33,240.6		38,238.0

(1)
With respect to many of the loans, the Government has the option to redeem the securities at an earlier date.

(2)
Converted at the mid-point of the 3:00 P.M. spot exchange rate on 30 June 2003.

(3)
Sovereign Note Programme (notes not exceeding 270 days to maturity) and Euro-Commercial Paper Programme (notes not exceeding 365 days to maturity).

(4)
Retail Stock.

TABLES AND SUPPLEMENTARY INFORMATION

Table I—Internal Debt as of 30 June 2003

Currency	Principal Outstanding	Maturity Date	Coupon Rate	Fiscal Year of Issue	Amortization
Government Stock
	3,551,000,000	15/04/04	8.00	1992
	3,635,000,000	15/02/05	6.50	2001
	2,335,000,000	15/02/06	6.50	2002
	3,603,000,000	15/11/06	8.00	1994
	3,726,000,000	15/07/09	7.00	1998
	3,796,000,000	15/11/11	6.00	1999
	3,765,000,000	15/04/13	6.50	2001
	650,000,000	15/04/15	6.00	2003
	1,742,001,300	15/02/16	4.50	1996

	26,803,001,300
Treasury Bills	5,700,000,000	09/07/03—16/06/04	4.87—6.09	2003
Loans	1,439,200	01/04/04	16.00	(2)
	1,500,000	01/06/04	16.00	(2)
	2,500,000	01/08/04	16.00	(2)
	2,525,000	01/10/04	16.00	(2)
	5,000,000	01/10/04	16.00	(2)
	3,500,000	15/06/05	8.00	(2)
	7,512,517	01/09/13	Variable	1994	2004-2013
	4,966,700	15/07/03—01/03/17	4.00-10.50	(3)

	28,943,417

Retail stock	8,514,018	01/07/03—05/10/03	4.50—5.00	1999-2004(4)
	6,515,122	18/09/03—12/12/03	5.50—6.00	2000(4)
	1,439,236	13/12/03—13/01/04	5.75—6.25	2000(4)
	8,923,956	14/01/04—31/05/04	6.25—6.75	2000(4)
	875,324	10/04/04—08/06/04	6.00—6.50	2000(4)
	8,498,873	09/06/04—29/10/04	6.25—6.75	2000(4)
	4,777,275	21/09/04—28/02/05	5.75—6.25	2001(4)
	8,020,739	01/07/03—15/0705	5.00—6.25	2001(4)
	16,956,053	03/07/03—28/10/05	5.00—5.75	2001(4)
	36,219,740	12/09/03—30/11/05	5.00—6.00	2002(4)
	14,238,644	15/10/03—31/12/05	4.50—5.50	2002(4)
	2,274,310	12/11/03—24/01/06	4.00—5.25	2002(4)
	10,380,260	24/12/03—26//02/06	4.25—5.50	2002(4)
	7,259,306	26/02/04—09/04/06	4.75—5.75	2002(4)
	16,554,150	10/04/04—17/06/06	5.25—6.25	2002(4)
	90,342,576	01/07/03—30/09/06	5.25—6.25	2002(4)
	16,653,137	12/08/03—29/10/06	4.75—5.75	2002(4)
	14,494,448	19/07/03—30/11/06	4.50 -6.25	2003(4)
	85,185,252	01/07/03—31/03/07	4.75—5.50	2003(4)
	26,855,634	14/08/03—30/04/07	4.50—5.50	2003(4)
	51,095,951	19/09/03—23/05/07	4.50—5.25	2003(4)
	47,104,625	05/11/03—26/07/07	4.50—5.00	2003(4)
	3,529,905	12/12/03—30/06/07	4.25—4.75	2003(4)
	330,832,000	Call	3.00	(1)

817,540,534
Total NZD Internal Debt	33,349,485,251

(1)
Income Equalisation Reserve Deposits
Repayable at holder's option (subject to criteria under the Income Tax Act 1976) or after five years.

(2)
Debt of the Area Health Boards for which the Government assumed responsibility on 2 August 1993, subsequent to its fiscal issue date.

(3)
Debt of the Ministry of Transport for which the Government assumed responsibility on 1 July 1997, subsequent to its fiscal issue date.

(4)
Kiwi Bonds
Repayable at holder's option upon seven business days' notice.

Table II—External Debt as of 30 June 2003

Currency	Principal Outstanding	Maturity Date	Coupon Rate	Fiscal Year of Issue	Amortization
USD	279,641,500	Call	Variable	2003
	50,000,000	17/10/03	1.61	2003
	300,000,000	20/01/04	5.25	1999
	200,000,000	06/10/04	6.25	1998
	300,000,000	22/04/05	Variable	2002
	134,580,000	15/11/05	10.63	1986
	242,855,000	15/12/06	8.75	1987
	40,635,000	15/01/11	9.88	1986
	81,819,000	01/04/16	8.75	1987
	27,543,000	25/09/16	9.13	1987
	300,000,000	Euro-commercial Paper Program

	1,957,073,500
Japan	5,000,000,000	05/08/04	4.64	1995
	10,000,000,000	11/05/12	2.59	2000
	10,000,000,000	27/11/12	6.34	1993

	25,000,000,000
GBP	15,407,431	04/05/08	11.25	1983
	4,816,651	25/09/14	11.50	1985

	20,224,082
NOK	900,000,000	30/01/08	6.25	2003
CHF	57,325,000	10/01/06	5.75	(1)
AUD	400,000,000	12/06/08	4.30	2003

(1)
Debt of the Electricity Corporation of New Zealand for which the Government assumed responsibility on 1 February 1996, subsequent to its fiscal issue date.

(2)
Debt of the New Zealand Railways Corporation for which the Government assumed responsibility on 1 January 1990, subsequent to its fiscal issue date.

Table III—External Debt Issued 1 July 2003 to 31 December 2003

Currency	Principal Outstanding	Maturity Date	Coupon Rate	Amortization
USD	25,000,000	20/05/04	1.15

Contingent Liabilities and Non-Quantifiable Guarantees

        Pursuant to Section 27(f) of the Public Finance Act 1989, a Statement of Contingent Liabilities must be provided, including guarantees given under Section 59 of the Act.

Statement of Contingent Liabilities

Quantifiable Contingent Liabilities	30 June 2003 ($ million)	30 June 2002 ($ million)
Guarantees and Indemnities	418	121
Uncalled Capital	2,641	3,068
Legal Proceedings and Disputes	242	342
Other Contingent Liabilities	1,316	1,672

Total Quantifiable Contingent Liabilities	4,617	5,203

        Contingent liabilities of the Reserve Bank of New Zealand, State-Owned Enterprises and Crown Entities are included in the combined Crown classification. Contingent liabilities in respect of sub-entities are excluded.

Non-Quantifiable Contingent Liabilities

        The following lists those contingent liabilities of the Crown which cannot be quantified. Contingent liabilities in respect of sub-entities are included.

Institutional Guarantees and Indemnities

  Air New Zealand Limited
  Asure New Zealand Limited
  At Work Insurance Ltd
  Auckland Rail Lease
  Crown Research Institutes
  DFC New Zealand Limited
  District Court Judges, Justices of the Peace, Coroners and Dispute Tribunals
  District Health Boards
  Earthquake Commission
  Electricity Corporation of New Zealand Limited
  Fletcher Challenge Limited
  Housing New Zealand Corporation
  Indemnities against acts of war and terrorism
  Maui Partners
  Ministry of Fisheries
  National Provident Fund
  New Zealand Railways Corporation
  Persons Exercising Investigating Powers
  Public Trust Office
  Purchasers of Crown operations
  Reserve Bank of New Zealand
  Tax Liabilities
  Works Civil Construction
  Works Consultancy Services

Other Contingent Liabilities

  Environmental Liabilities
  Genesis Power Limited
  New Zealand Post Primary Teachers' Association
  Contaminated Sites
  Education—legal claim
  Sale of Crown Assets
  Treaty of Waitangi Claims
      •    Settlement relativity to payments

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TABLE OF CONTENTS
SUMMARY
SELECTED STATISTICAL AND FINANCIAL DATA
NEW ZEALAND
THE ECONOMY OF NEW ZEALAND: OVERVIEW
INDUSTRIAL STRUCTURE AND PRINCIPAL ECONOMIC SECTORS
EXTERNAL SECTOR
BANKING AND BUSINESS ENVIRONMENT
MONETARY POLICY
PUBLIC FINANCE AND FISCAL POLICY
Current Fiscal Position and 2003 Budget
GOVERNMENT ENTERPRISES
DIRECT PUBLIC DEBT(1)
TABLES AND SUPPLEMENTARY INFORMATION